Form 10KSB, Exhibit 13
period 1998-06-30
ANSON BANCORP INC
filed 1998-09-25
CIK 1056672

                                                                      Exhibit 13

                     1998 ANNUAL REPORT TO SECURITY HOLDERS


               Portions of the 1998 Annual Report to Stockholders.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                       SELECTED FINANCIAL AND OTHER DATA

--------------------------------------------------------------------------------

                                                                        At or for the Year Ended June 30,
                                                        -----------------------------------------------------------------
                                                          1998          1997           1996           1995          1994
                                                        -------       -------        -------        -------       -------
                                                                             (Dollars in Thousands)
Financial Condition Data:
    Total assets                                        $25,125       $20,720        $21,456        $21,458       $22,163
    Investments (1)                                      12,955         8,700          9,122          8,877         9,122
    Loans receivable, net                                11,515        11,423         11,572         11,915        12,414
    Deposits                                             15,440        16,791         17,623         17,755        18,825
    Equity (2) (3)                                        9,382         3,756          3,621          3,471         3,185
    Book value per share                                  16.03          -              -              -             -
Operating Data:
    Interest income                                       1,459         1,442          1,559          1,553         1,587
    Interest expense                                        829           819            894            773           754
                                                        -------       -------        -------        -------       -------
        Net interest income                                 630           623            665            780           833
Provision for loan losses                                     2             5              7              9            12
                                                        -------       -------        -------        -------       -------
       Net interest income after provision
            for loan losses                                 628           618            658            771            821
Non-interest income                                           4             6              2              9             2
Non-interest expense (4)                                    466           555            481            489           475
                                                        -------       -------        -------        -------       -------
        Income (loss) before income taxes                   166            69            179            291           348
Income tax expense                                           41            19             52            100           111
                                                        -------       -------        -------        -------       -------
        Net income                                      $   125       $    50        $   127        $   191       $   237
                                                        =======       =======        =======        =======       =======
Earnings per share (3) (5)                                 -             -              -              -             -
Dividends per share (6)                                    -             -              -              -             -
Selected Other Data:
    Number of outstanding loans                             368           397            408            428           455
    Number of deposit accounts                            1,704         1,754          1,876          1,943         2,024
    Number of full-service offices open                       1             1              1              1             1
    Return on average assets (4)                           0.59%          .24%           .58%           .90%         1.07%
    Return on average equity (4)                           3.15%         1.34%          3.59%          6.01%         7.39%
    Average equity to average assets                      19.10%        17.81%         16.37%         14.91%        14.52%
    Interest rate spread                                   2.23%         2.29%          2.39%          3.10%         3.26%
    Net yield on average interest-earning assets           3.09%         3.08%          3.16%          3.70%         3.80%
    Average interest-earning assets to average
       interest-bearing liabilities                         121%          119%           118%           118%          117%
    Ratio of non-interest expense to average
       total assets (4)                                    2.20%         2.65%          2.23%          2.29%         2.15%
    Nonperforming assets to total assets                    .71%         1.16%           .92%          1.08%          .72%
    Allowance for loan losses to nonperforming
        loans at year end                                 56.98%        41.67%         47.98%         38.09%        53.46%
    Retained earnings to total assets                     14.64%        17.14%         16.32%         16.17%        14.37%

(1) Includes interest-earning deposits, federal funds sold, FHLB stock and investment securities.

(2) On June 19, 1998, Anson Savings converted from a state-chartered mutual savings bank to a state-chartered stock savings bank and became a wholly-owned subsidiary of Anson Bancorp, Inc.

(3) Includes unrealized gains on investments amounting to $279,000, $204,000, $119,000, $95,000 and $91,000 at June 30, 1998, 1997, 1996, 1995 and 1994,
     respectively.

(4) Includes non-recurring expense of $114,000 for the year ended June 30, 1997 for a one-time premium to recapitalize the SAIF.

(5) Earnings per share is based on earnings from June 19, 1998 (date of conversion) to June 30, 1998 divided by the weighted average number of shares outstanding during the same period. Earnings per share for the eleven days, June 19, 1998 to June 30, 1998, was not significant.

(6) No dividends were paid in the Company's 1998 fiscal year because it did not begin operations until June 19, 1998.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of Anson Bancorp, Inc. and subsidiary. The information contained in this section should be read in conjunction with the audited consolidated financial statements, the accompanying Notes to Financial Statements and the supplemental financial data appearing throughout this discussion and analysis.

                            Description of Business

Anson Bancorp, Inc. (the "Company") was incorporated under North Carolina law in March, 1998 at the direction of Anson Savings Bank, S.S.B. ("Anson Savings" or the "Bank") for the purpose of acquiring and holding all of the outstanding stock of Anson Savings to be issued in its conversion from a North Carolina chartered mutual savings bank to a North Carolina chartered stock savings bank (the "Conversion") pursuant to a Plan of Conversion. A subscription offering of the Company's common stock closed on June 19, 1998, at which time the Company acquired all of the outstanding common stock of the Bank.

In accordance with the Plan of Conversion, the Company issued 585,124 shares of common stock with a value of $5,851,240 and received net proceeds of $5,424,815. A portion of the proceeds were transferred to Anson Savings for the purchase of all of the outstanding common stock of the Bank.

The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and the savings bank holding company laws of North Carolina. The Company has no operations and conducts no business of its own other than owning the Bank and investing its portion of the net proceeds received in the Conversion.

The Bank operates as a stock savings bank and its primary activities consist of obtaining deposits and providing credit in the form of one-to-four family residential loans to customers in its primary market, Anson County, North Carolina. The Bank's primary regulators are the Federal Deposit Insurance Company ("FDIC") and the Administrator of North Carolina Savings Institutions Division (the "NC Administrator"). The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. . The Bank's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, office occupancy costs, data processing expenses and federal deposit insurance premiums.

Because the Company has no operations and conducts no business other than described above, the discussion contained in this "Management's Discussion and Analysis" concerns primarily the business of the Bank.


                        Capital Resources and Liquidity

The objective of the Company's liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the Bank's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

The Company's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments, including mortgage-backed securities. External sources of funds include increases in deposits and advances from the Federal Home Loan Bank of Atlanta (FHLB). In recent years, advances from the FHLB have not been a primary source of liquidity.

North Carolina-chartered savings banks must maintain liquid assets equal to at least 10% of total assets. The computation of liquidity under North Carolina regulations allows the inclusion of mortgage-backed securities and investments with readily marketable value, including investments with maturities in excess of five years. At June 30, 1998, the Bank exceeded the North Carolina regulatory requirements. Anson Savings believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

Subject to applicable law, the Board of Directors of Anson Savings and Anson Bancorp, Inc. may each provide for the payment of dividends. Future declaration of cash dividends, if any, by the Company may depend upon dividend payments by the Bank to the Company. Subject to regulations promulgated by the NC Administrator, the Bank will be permitted to pay dividends on its common stock if its stockholder's equity would not be reduced below the amount required for the liquidation account or its capital requirement.

For a period of five years after its conversion from mutual to stock form, Anson Savings must obtain the written approval from the NC Administrator before declaring or paying a cash dividend to Anson Bancorp, Inc. on its capital stock in an amount in excess of one-half of the greater of (i) the Bank's net income for the most recent fiscal year end or (ii) the average of the Bank's net income after dividends for the most recent fiscal year-end and not more than two of the immediately preceding fiscal year ends.


                               Operating Strategy

The primary goals the Company's management are to increase Anson Savings' profitability, monitor its capital position and enhance its banking franchise. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits. The Bank's operations are affected to a much lesser degree by non-interest income, such as transaction and other service fee income. Net income is also affected by, among other things, provisions for loan losses and operating expenses. Anson Savings' principal operating expenses, aside from interest expense, consist of compensation and employee benefits, office occupancy cost, data processing expenses and federal deposit insurance premiums. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions, and the attendant actions of regulatory authorities.

In guiding the operations of Anson Savings, management has implemented various strategies designed to continue the Institution's profitability while maintaining its safety and soundness. These strategies include: (i) emphasizing one-to-four family residential lending; (ii) maintaining asset quality; (iii) controlling operating expenses; and (iv) monitoring interest-rate risk. It is anticipated, subject to market conditions, that the strategies presently in place will be continued and the Bank will look for other opportunities to increase its deposits and loans.

Emphasis on One-to-Four Family Residential Housing. Historically, Anson Savings has been predominantly a one-to-four family residential lender. As of June 30, 1998, approximately 91.39% of its loan portfolio, before net items, was composed of permanent one-to-four family residential loans. As of such date, an additional 4.14% of its loan portfolio, before net items, was composed of nonresidential loans, 4.18% of its loan portfolio before net items was composed of construction loans and .29% of the Bank's loans were secured by deposits. As a result, the Bank has developed expertise in mortgage loan underwriting and origination. The Bank has established methods to expand its loan origination through contacts with realtors, homebuilders and past and present customers.
The institution also uses advertising and community involvement to gain exposure within the communities in which it operates.

Maintenance of Asset Quality. At June 30, 1998, the Bank's ratio of nonperforming assets to total assets was 0.71%. Since 1991, no net loan charges-offs have been necessary. Anson Savings has attempted to maintain asset quality through its underwriting and collection procedures.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

Monitoring of Interest-Rate Risk. Although Anson Savings has a significant "negative gap" and its net interest income would likely be negatively impacted by increases in interest rates, management does not consider its interest rate sensitivity position at June 30, 1998 to be unacceptable in view of the Bank's historical results of operations and highly capitalized position. In order to reduce the impact on the Bank's net interest income resulting from changes in interest rates, as described below, management has implemented several strategies described below. (See "Interest Rate Risk")

Control of General and Administrative Expenses. Anson Savings closely monitors its general and administrative expenses and seeks to control them while maintaining the necessary personnel to properly serve its customers. Since June 30, 1996, Anson Savings Bank's ratio of general and administrative expenses to average assets has averaged 2.4%. Exclusive of the one-time SAIF assessment of $114,000 in December, 1996, Anson Savings' ratio of general and administrative expenses to average assets averaged 2.18%.

                               Interest Rate Risk

Anson Savings' asset/liability management or interest rate risk management program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of other factors, the yield or return associated with Anson Savings' earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decreases when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. Therefore, by controlling the increases and decreases in its interest income and interest expense which are brought about by changes in market and interest rates, Anson Savings can significantly influence its net interest income.

Interest Rate Gap Analysis. As a part of the Bank's interest rate risk management policy, it calculates an interest rate "gap." Interest rate "gap" analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity of rate adjustment. The "gap" is the difference between the amounts of such liabilities maturing or otherwise repricing within that period which exceeds the amount of interest-earning assets maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a lower decrease in the yield of its assets relative to the cost of its liabilities and its income should be positively affected. Conversely, the cost of funds for an institution with a negative gap would generally be expected to increase more quickly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be adversely affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "positive gap."

The Bank's one year interest sensitivity gap as a percentage of total interest-earning assets at June 30, 1998 was a negative 6.79%. At June 30, 1998, the Bank's three year and five-year cumulative interest sensitivity gaps as a percentage of total interest-earning assets were negative 11.13% and negative 8.22%, respectively. At June 30, 1998, the interest sensitivity gap was greatly improved over June 30, 1997 due primarily to the proceeds received from the issuance of common stock primarily held in interest-bearing deposits and short-term investments at June 30, 1998.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998 which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liability. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Passbook accounts, money market deposit accounts or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayments rates and deposit decay rates have been used for any other interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differed from that indicated by such assumptions.





                                                                                 Terms to Repricing at June 30, 1998
                                                      ----------------------------------------------------------------------------
                                                                                       More Than       More Than
                                                        Six Months    Six Months      One year to     Three Years     More Than
                                                          or Less     to One Year     Three Years    to Five Years    Five Years
                                                        ----------    -----------     -----------    -------------   -----------
                                                                                  (Dollars in Thousands)
INTEREST-EARNING ASSETS:
  Loans Receivable:
    Adjustable rate one-to-four family residential   $         49    $     -         $     -         $      -        $     -
    Fixed rate one-to-four family residential                 112             66              279           1,275         9,087
    Other secured real estate - fixed rate                     44          -               -                   78           592
    Other loans                                                35          -               -                -              -
  Interest-bearing deposits                                 7,290          -               -                -              -
  Investments                                               4,858          -               -                   42           623
  FHLB common stock                                         -              -               -                -               143
                                                     ------------    -----------     ------------    ------------    ----------
            Total interest-earning assets            $     12,388    $        66     $        279    $      1,395    $   10,445
                                                     ============    ===========     ============    ============    ==========
INTEREST-BEARING LIABILITIES:
Deposits:
Passbook and statement accounts                             3,552          -               -                -              -
Money market deposit accounts                                  93          -               -                -              -
Certificate accounts                                        6,813          3,636            1,346           -              -
                                                     ------------    -----------     ------------    ------------    ----------
          Total interest-bearing liabilities         $     10,458    $     3,636     $      1,346    $      -        $     -
                                                     ============    ===========     ============    ============    ==========
INTEREST SENSITIVITY GAP PER PERIOD                         1,930         (3,570)          (1,067)          1,395        10,445
CUMULATIVE INTEREST SENSITIVITY GAP                         1,930         (1,640)          (2,767)         (1,312)        9,133
CUMULATIVE GAP AS A PERCENTAGE OF
TOTAL INTEREST-EARNING ASSETS                                7.85%         (6.67)%         (11.02)%          5.34%        37.17%
CUMULATIVE INTEREST-EARNING ASSETS
AS A PERCENTAGE OF INTEREST-BEARING
LIABILITIES                                                   118%            88%               82%            92%          159%


                                                         Total
                                                     -----------
INTEREST-EARNING ASSETS:
  Loans Receivable:
    Adjustable rate one-to-four family residential   $         49
    Fixed rate one-to-four family residential              10,819
    Other secured real estate - fixed rate                    714
    Other loans                                                35
  Interest-bearing deposits                                 7,290
  Investments                                               5,523
  FHLB common stock                                           143
                                                     ------------
            Total interest-earning assets            $     24,573
INTEREST-BEARING LIABILITIES:                        ============
Deposits:
Passbook and statement accounts                             3,552
Money market deposit accounts                                  93
Certificate accounts                                       11,795
                                                     ------------
          Total interest-bearing liabilities         $     15,440
                                                     ============
INTEREST SENSITIVITY GAP PER PERIOD                         9,133
CUMULATIVE INTEREST SENSITIVITY GAP                         9,133
CUMULATIVE GAP AS A PERCENTAGE OF
TOTAL INTEREST-EARNING ASSETS                               37.17%
CUMULATIVE INTEREST-EARNING ASSETS
AS A PERCENTAGE OF INTEREST-BEARING
LIABILITIES                                                  159%



                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

The Bank's net income during recent periods has been positively impacted by decreasing interest rates, and its net income in the near future is likely to be reduced if interest rates increase. However, management did not view the Bank's interest rate sensitivity position at June 30, 1998 to be unacceptable in view of the Bank's historical results of operations and highly capitalized position. Nevertheless, in order to maintain its interest rate risk position within levels management believes to be acceptable, Anson Savings has begun (i) attempting to originate adjustable and or callable rate loans when market conditions permit,
(ii) maintaining a short-term investment portfolio, and (iii) attempting to lengthen deposit maturities. As a result, the Bank will strive to maintain an acceptable one year interest rate sensitivity gap.

Anson Savings does not originate its loans for sale, or sell its loans, in the secondary market. This tends to increase its exposure to interest rate risk.

                              Net Interest Income

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (I) the difference between the rates of interest earned on interest-earning assets and the rate paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities ("net earning balance"). The following table sets forth information relating to average balances of the Bank's assets and liabilities for the year ended June 30, 1998 and 1997. For the years indicated, the table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the monthly average balance of interest-earning assets or interest bearing liabilities, respectively) as well as the net yield on interest-earning assets (which reflects the impact of the net earning balance).

                                                               At June 30, 1998                   Year Ended June 30, 1998
                                                           ------------------------      -------------------------------------
                                                                         Average           Average                     Average
                                                             Balance     Yield/Cost        Balance     Interest         Rate
                                                           ---------     ----------      ----------   -----------      -------
Interest earning assets:
     Interest-bearing balances                             $   6,215        6.00%        $    5,485   $      299         5.45%
     Investments                                               6,740        6.08%             3,442          215         6.24%
     Loans                                                    11,515        8.02%            11,484          945         8.23%
                                                           ---------                     ----------   ----------
        Total interest-earning assets                         24,470        6.97%            20,411        1,459         7.15%
Other assets                                                     655                            725
                                                           ---------                     ----------
        Total assets                                       $  25,125                     $   21,136
                                                           =========                     ==========
Interest-bearing liabilities:
    Deposits                                               $  15,440        4.88%        $   16,847          829         4.92%
Other liabilities                                                303                            316
Equity                                                         9,382                          3,973
                                                           ---------                     ----------   ----------
        Total liabilities and retained earnings            $  25,125                     $   21,136
                                                           =========                     ==========
Net interest income and interest rate spread                                2.09%                     $      630         2.23%
                                                                                                      ==========
Net yield on average interest-earning assets                                                                             3.09%
Ratio of average interest earning assets to
 average interest bearing liabilities                                                                                     121%




                                                                       Year Ended June 30, 1997
                                                             ------------------------------------------
                                                               Average                        Average
                                                               Balance        Interest         Rate
                                                             -----------    -------------    ---------
Interest earning assets:
     Interest-bearing balances                               $     4,783    $     263          5.50%

     Investments                                                   3,635          215          5.91%

     Loans                                                        11,771          963          6.18%

                                                             -----------     --------
        Total interest-earning assets                             20,189        1,441          7.14%

Other assets                                                         731
                                                             -----------
        Total assets                                         $    20,920
                                                             ===========
Interest-bearing liabilities:
    Deposits                                                 $    16,899          819          4.85%

Other liabilities                                                    296
Equity                                                             3,725
                                                             -----------    ----------
        Total liabilities and retained earnings              $    20,920
                                                             ===========
Net interest income and interest rate spread                                $     622          2.29%
                                                                            =========
Net yield on average interest-earning assets                                                   3.08%

Ratio of average interest earning assets to
 average interest bearing liabilities                                                           119%



                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------


                              Rate/Volume Analysis

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (1) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.



                                       Year Ended June 30, 1998 vs 1997
                                   ---------------------------------------
                                           Increase (Decrease) Due To
                                   ----------------------------------------
                                      Volume        Rate          Total
                                   ------------   --------    -------------

  Interest income
     Interest-bearing balances          39            ( 2)           37
     Investments                       (12)            11           ( 1)
     Loans                             (23)             5           (18)
                                       ---            ---           ---

       Total interest income             4             14            18

  Interest expense
     Deposts                            (3)            13            10
                                       ---            ---           ---

       Net interest income               7              1             8
                                       ===            ===           ===


                       Comparison of Financial Condition

In connection with the Conversion of Anson Savings and the subsequent issuance of stock, $5,424,815 of additional capital was raised in the year ended June 30, 1998. Because of this, the Bank has experienced an increase in its asset base. Total assets were $25.13 million at June 30, 1998 compared to $20.72 million at June 30, 1997. Net loans receivable at these dates have remained relatively unchanged, $11.52 million at June 30, 1998 compared to $11.42 million at June 30, 1997. The Bank's deposits decreased approximately 8% from $16.79 million at June 30, 1997 compared to $15.44 million at June 30, 1998. The reduction in deposits was anticipated by management and was primarily due to depositors using funds on deposit with the Bank to purchase the Company's common stock. During the same period, investments also increased approximately 49% from $8.7 million at June 30, 1997 compared to $12.9 million at June 30, 1998. Equity totaled $3.76 million and $9.38 million at June 30, 1997 and June 30, 1998, respectively. The increase in both investments and equity is directly related to capital raised as a result of the Conversion.

The principal category of earnings assets is loans receivable which amounted to $11.52 million and $11.42 million, at June 30, 1998 and 1997, respectively.
Loan originations for the year ended June 30, 1998 totaled $2.92 million and principal repayments for 1998 totaled $2.82 million. The Bank experienced a net decrease in the loan portfolio of $93,000 over 1997. Management believes competitive rates within its community contributed to the decreased loan demand in 1998. Anson maintains underwriting and credit standards designed to maintain the quality of the loan portfolio. Nonperforming loans at June 30, 1998 and 1997 totaled $179,000 and $240,000, respectively and were 1.55% and 2.10% of total loans respectively.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

In addition to loans, the Bank invests in U.S. Treasury and Government agency securities. Management does not engage in the practice of trading securities, rather, the Bank's investment portfolio consists primarily of investments designated and held to maturity. Investment securities, including interest-bearing deposits and FHLB stock, at June 30, 1998 and 1997 totaled $12.96 million and $8.70 million, respectively. The increase in investments is primarily attributed to the additional capital raised from the Conversion.

Anson Savings has experienced some decline in savings deposits. At June 30, 1998 and June 30, 1997, the Bank's deposits decreased $1,351 to $15.40 million and $16.79 million, respectively. The Bank has priced its deposits to be at or near the top of the market because of its dependence on the local market for funds availability. The decrease is primarily due to deposits used to purchase the Company's common stock during the Conversion, which was anticipated by Management.

Anson Saving's equity, which consists entirely of additional capital, retained earnings and unrealized gains on securities available for sale, net of tax, amounted to $9.38 million and $3.76 million at June 30, 1998 and 1997, respectively. The Bank has classified a portion of its investments as available for sale which requires reporting such investments at market with unrealized gains or losses, net of tax, shown as a separate component of equity. The equity component for net unrealized gains (losses) at June 30, 1998 and 1997 amounted to $279,000 and $204,000, respectively.

The Company has invested the net proceeds it retained from the Conversion, after purchasing all of the Bank's common stock, primarily in interest-earning deposits, U.S. Government, federal agency and other marketable securities and mortgage-backed securities.



 Comparison of Results of Operations for the Years Ended June 30, 1998 and 1997

Net Income. The Bank's net income for the years ended June 30, 1998 and 1997 was $126,000 and $50,000, respectively. Net income was positively affected in 1998 by an overall sustained downward trend in interest rates Net income was negatively affected for the year ended June 30, 1997 by a one-time charge of $114,000 related to a one-time assessment of deposit insurance premiums. See "Insurance Premium Surcharge". Except for the one-time SAIF assessment, net income for years ended June 30, 1998 and 1997 would have been approximately $126,000 and $127,000, respectively.

Net Interest Income. Net interest income for the fiscal year ended June 30, 1998 increased 1% from the fiscal year ended June 30, 1997 from $623,000 to $630,000. This increase in net interest income is due to the influx of capital in June related to the issuance of common stock.

Provision for Loan Losses. The provision for loan losses was $2,000 and $5,000 for the years ended June 30, 1998 and 1997, respectively. For the years ended June 30, 1998 and 1997, the Company's loan loss allowances totaled $102,000 and $100,000, respectively, representing 57% and 42%, respectively, of nonperforming loans at such dates Anson Savings experienced no loan charge-offs during the years ended June 30, 1998 and 1997.

Noninterest Income. Noninterest income consists primarily of fees related to safe deposit boxes and other miscellaneous items and amounted to $4,000 and $6,000 for the years ended June 30, 1998 and 1997, respectively.

Noninterest Expense. Noninterest expense for the years ended June 30, 1998 and 1997 were $466,000 and $555,000, respectively. Exclusive of the impact of the one-time SAIF assessment discussed above, general and administrative expenses increased from $441,000 to $466,000 for fiscal years ended June 30, 1998 and June 30, 1997, respectively. This increase is largely due to increased compensation expenses, service expenses and examination fees.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------------------------------------------------

Income Taxes. Income tax expense increased to $41,000 in the fiscal year ended June 30, 1998 from $19,000 in the fiscal year ended June 30, 1997. The fluctuations were primarily attributable to corresponding fluctuations in income before income taxes.


                          Insurance Premium Surcharge

A comprehensive continuing appropriations bill which was passed by the United States Congress and signed by the President on September 30, 1996, provided for a one-time assessment to recapitalized the SAIF. The assessment equaled 65.7 cents per each $100 of insured domestic deposits and was payable in 1996. This assessment had the effect of reducing the capital of the Company by the amount of the assessment, net of the income tax benefit. The assessment was $114,000 before income taxes and was accrued as an expense during the quarter ended September 30, 1996. As a result of this expense, Anson Savings experienced a net loss for that fiscal quarter and the six months ended December 31, 1996.


                             Recapture of Bad Debts

Recently enacted federal legislation has repealed the reserve method of accounting for thrift loan debt reserves and would require thrifts to recapture into income over a six-year period their post-1987 additions to their excess bad debt tax reserves, thereby generating additional tax liability At June 30, 1998, Anson Savings had no material post-1987 excess reserves.


                    Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all the assets and liabilities of Anson Bancorp, Inc. are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation.


                       Impact of New Accounting Standards

In February, 1997 the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure", which is effective for financial statements for periods ending after December 31, 1997. This statement applies to both public and nonpublic entities. The Bank anticipates that adoption of this standard will not have a material effect on the Bank.

In June, 1997 the FASB issued SFAS No. 130. This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. In addition to net income as has been historically determined, comprehensive income for the Company would include net unrealized holding gains and losses on investment securities available for sale. This Statement will be effective for the Company's fiscal year ending June 30, 1999, and the Company does not intend early adoption of the Statement. Had the Company adopted this Statement, it would have reported comprehensive income of $200,996 and $135,551 for the years ended June 30, 1998 and 1997, respectively.

Also in June, 1997 the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". This Statement establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------

for earlier years is to be restated unless it is impractical to do so. It is not anticipated that the adoption of this Statement will materially affect the Bank's current method of financial reporting.

In February, 1998 the FASB issued SFAS No. 132, "Employers Disclosures about Pensions and Other Post Retirement Benefits". This Statement addresses disclosure issues related to pension and other post retirement benefits and is not expected to materially affect the Bank's current method of reporting. This new standard is effective for fiscal years beginning after December 15, 1997.

In June, 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires recording all derivative instruments as assets or liabilities measured at fair value. This new standard is effective for fiscal years beginning after June 15, 1999 and the Company does not plan to adopt this standard at an earlier date. Management does not believe the impact of adopting SFAS No. 133 will be material to the Company's consolidated financial statements.

                          FAULKNER AND THOMPSON, P.A.
                        226 NORTHPARK DRIVE, SUITE 110
                        ROCK HILL, SOUTH CAROLINA 29730
--------------------------------------------------------------------------------











                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
Anson Bancorp, Inc. and Subsidiary
Wadesboro, North Carolina

     We have audited the accompanying consolidated statements of financial condition of Anson Bancorp, Inc. and Subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anson Bancorp, Inc. and Subsidiary as of June 30, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Faulkner and Thompson, P.A.


July 26, 1998
Charlotte, North Carolina

                      ANSON BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                            JUNE 30, 1998 AND 1997
-------------------------------------------------------------------------------



                                                                      1998         1997
                                                                   -----------  -----------
ASSETS
 Cash and cash equivalents
  Non-interest bearing deposits and cash                           $   218,494  $   197,056
  Interest earning deposits                                          5,790,071    3,843,554
  Federal funds sold                                                   425,000      600,000
                                                                   -----------  -----------
                                                                     6,433,565    4,640,610
 Investment securities
  Held to maturity (fair value at June 30, 1998
    and 1997 of $6,322,544 and $3,933,344, respectively)             6,307,425    3,938,524
  Available for sale                                                   433,000      317,521
 Loans receivable, net                                              11,515,484   11,422,892
 Premises and equipment, net                                           207,665      222,125
 Interest receivable                                                   100,158       59,976
 Other assets                                                           68,985       61,719
                                                                   -----------  -----------
                                                                   $25,066,282  $20,663,367
                                                                   ===========  ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
 LIABILITIES
  Savings deposits, plus accrued interest thereon                  $15,439,963  $16,791,101
  Accounts payable and accrued expenses                                133,066       36,624
  Deferred income taxes                                                111,000       79,200
                                                                   -----------  -----------
                                                                    15,684,029   16,906,925

 COMMITMENTS AND CONTINGENCIES - Notes 4, 12 and 14

 STOCKHOLDERS' EQUITY
  Preferred stock, no par value, authorized 5,000,000
    shares; no shares issued and outstanding                             -            -
  Common stock, no par value, authorized 20,000,000
    shares; issued and outstanding 585,124 in 1998                   5,424,815        -
  Retained earnings - substantially restricted                       3,678,008    3,552,442
  Unrealized gains on securities available for sale, net of tax        279,430      204,000
                                                                   -----------  -----------

                                                                     9,382,253    3,756,442
                                                                   -----------  -----------

                                                                   $25,066,282  $20,663,367
                                                                   ===========  ===========





                See Notes to Consolidated Financial Statements.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                  FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------




                                                               1998         1997
                                                            -----------  ----------

INTEREST INCOME
  Interest and fees on loans                                $  945,474   $  963,385
  Interest on investments and deposits in other banks          513,734      478,076
                                                            ----------   ----------

     Total interest income                                   1,459,208    1,441,461

INTEREST EXPENSE
  Interest on savings deposits                                 828,958      818,740
                                                            ----------   ----------

     Net interest income                                       630,250      622,721

PROVISION FOR LOAN LOSSES                                        2,000        5,000
                                                            ----------   ----------

     Net interest income after provision for loan losses       628,250      617,721

NONINTEREST INCOME                                               4,449        5,963

NONINTEREST EXPENSE
  Compensation and employee benefits                           266,627      246,347
  Federal insurance premiums                                    10,375      130,552
  Data processing                                               34,307       31,946
  Examinations and audit                                        34,062       26,168
  Occupancy including depreciation                              21,981       22,598
  Other                                                         98,781       97,128
                                                            ----------   ----------

     Total noninterest expense                                 466,133      554,739
                                                            ----------   ----------

     Income before income taxes                                166,566       68,945

INCOME TAXES
  Current expense                                               46,000       18,800
  Deferred benefit                                             ( 5,000)        -
                                                            ----------   ----------

                                                                41,000       18,800
                                                            ----------   ----------

     Net income                                             $  125,566   $   50,145
                                                            ==========   ==========

     Earnings per share (Note 1)                                  -            -
                                                            ==========   ==========




                See Notes to Consolidated Financial Statements.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
-------------------------------------------------------------------------------



                                                 Retained
                                                 Earnings     Unrealized      Total
                                     Common    Substantially   Gain on    Stockholders'
                                     Stock      Restricted    Securities     Equity
                                   ----------  -------------  ----------  -------------


BALANCE AT JULY 1, 1996            $     -        $3,502,297  $  118,594     $3,620,891


  Net income                             -            50,145        -            50,145

  Changes in unrealized gain on
   securities available
   for sale, net of tax                  -              -         85,406         85,406
                                   ----------  -------------  ----------     ----------

BALANCE AT JUNE 30, 1997                 -         3,552,442     204,000      3,756,442

  Net proceeds from issuance of
   common stock                     5,424,815           -           -         5,424,815

  Net income                             -           125,566        -           125,566

  Changes in unrealized gain on
   securities available
   for sale, net of tax                  -              -         75,430         75,430
                                   ----------  -------------  ----------     ----------

BALANCE AT JUNE 30, 1998           $5,424,815     $  279,430  $3,678,008     $9,382,253
                                   ==========  =============  ==========     ==========




                See Notes to Consolidated Financial Statements.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
-------------------------------------------------------------------------------



                                                            1998            1997
                                                       --------------  ---------------

OPERATING ACTIVITIES
  Net income                                             $   125,566      $    50,145
  Adjustments to reconcile net income to net cash
  provided by operating activities
   Provision for loan losses                                   2,000            5,000
   Provision for depreciation                                 14,460           14,419
   Deferred income taxes                                      (5,000)           -
   Changes in assets and liabilities
     Interest receivable                                     (40,182)          25,933
     Other assets                                            (10,515)          71,995
     Accounts payable and accrued expenses                    96,442          (76,931)
                                                         -----------      -----------

          Net cash provided by operating activities          182,771           90,561
                                                         -----------      -----------

INVESTING ACTIVITIES
  Decrease (increase) in loans receivable                    (94,592)         143,610
  Purchases of securities held to maturity                (4,550,370)      (2,501,384)
  Proceeds from maturities of securities held
   to maturity                                             2,181,469        4,139,891
  Purchases of premises and equipment                          -               (3,461)
                                                         -----------      -----------

         Net cash provided by (used for) investing
          activities                                      (2,463,493)       1,778,656
                                                         -----------      -----------

FINANCING ACTIVITIES
  Net decrease in savings deposits                        (1,351,138)        (831,968)
  Net proceeds from issuance of common stock               5,424,815            -
                                                         -----------      -----------

         Net cash provided by (used for) financing
          activities                                       4,073,677         (831,968)
                                                         -----------      -----------

         Increase in cash and cash equivalents             1,792,955        1,037,249
                                                         -----------      -----------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               4,640,610        3,603,361
                                                         -----------      -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                   $ 6,433,565      $ 4,640,610
                                                         ===========      ===========

SUPPLEMENTAL DISCLOSURE:

  Cash paid during the year for interest                 $   850,185      $   840,875
                                                         ===========      ===========

  Cash paid during the year for income taxes             $     5,382      $    25,382
                                                         ===========      ===========


                See Notes to Consolidated Financial Statements.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Conversation and Organization of Holding Company

   On June 19, 1998, pursuant to a Plan of Conversion which was approved by its members and regulators, Anson Savings Bank, SSB ("Anson Savings" or the "Bank") converted from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank (the "Conversion"), and became a wholly-owned subsidiary of Anson Bancorp, Inc. (the "Company"). The Company was formed to acquire all of the common stock of the Bank upon its conversion to stock form. The Company has no operations and conducts no business of its own other than owning the Bank and investing the retained portion of the net proceeds received in the Conversion.

  Nature of Business

   The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and the savings bank holding company laws of North Carolina. The Bank operates as a stock savings bank and its primary activities consist of obtaining deposits and providing credit in the form of one-to-four family residential loans to customers in its primary market, Anson County, North Carolina. The Bank's primary regulators are the Federal Deposit Insurance Company ("FDIC") and the Administrator of North Carolina Savings Institutions Division, North Carolina Department of Commerce (the "NC Administrator").
   The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC.

  Basis of Financial Statement Presentation

   The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

  Principles of Consolidation

   The consolidated financial statements for the year ended June 30, 1998 include the accounts of Anson Bancorp, Inc. and its wholly-owned subsidiary, Anson Savings Bank, Inc. Anson Bancorp, Inc. was capitalized on June 19, 1998; therefore, the consolidated financial statements include the operations of the Company for the period subsequent to June 19, 1998. The financial statements prior to June 19, 1998 present only the accounts and operations of Anson Savings. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

   For purposes of reporting cash flows, the Company considers all interest-bearing deposits with maturities of less than three months at acquisition, noninterest-bearing deposits, federal funds sold, and cash on hand to be cash equivalents. At times, the Company maintains deposits in correspondent banks in amounts that may be in excess of the FDIC insurance limit.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

  Investment Securities

   The Company accounts for investment securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, debt securities are classified upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at market value. Unrealized holding gains or losses are reported as a component of stockholders' equity net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. In order to qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. The Company held no trading securities at June 30, 1998 or 1997.

  Loans

   The Bank's loan portfolio consists principally of long-term conventional mortgage loans secured by first deeds of trust. Loans are stated at the principal balance outstanding and origination fees and certain direct originating costs are capitalized and recognized as an adjustment of the yield of the related loan. Interest income on loans is accrued and taken into income based upon the interest method. The recognition of interest income is discontinued when, in management's judgment, the interest is not collectible in the normal course of business.

   The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market prices of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to principal then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

   A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of June 30, 1998 and 1997, the Company had no impaired loans.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------


  Allowance for Loan Losses

   The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, adequacy of collateral, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance appropriate and adequate to cover possible losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

  Premises and Equipment

   Premises and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed by use of the straight-line method over the estimated useful lives of the various classes of assets.

  Income Taxes

   Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The significant components of deferred tax assets and liabilities arise principally from temporary differences related to unrealized gains on investments, depreciation expense, allowance for loan losses, deferred loan fee income and prepaid pension expenses.

  Net Income per Common Share

   Net income per common share for the year ended June 30, 1998 is based on unaudited net income earned from the date of Conversion, June 19, 1998, to the end of the fiscal year, divided by the weighted average number of shares outstanding during that period. There are no differences between basic and diluted earnings per share. Earnings per share for the eleven days, June 19, 1998 to June 30, 1998, was not significant.


  Reclassifications

   Certain 1997 balance sheet accounts have been reclassified to conform to the 1998 presentation. This reclassification had no effect on income for any period.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 2 - INVESTMENT SECURITIES

  Investment securities are as follows:


                                                       June 30, 1998
                                       ----------------------------------------------
                                                     Gross       Gross
                                       Amortized   Unrealized  Unrealized  Estimated
                                          Cost       Gains       Losses    Fair Value
                                       ----------  ----------  ----------  ----------

  Securities held to maturity:
    U.S. Treasury and other U.S.
    Government Agency bonds:
     Due within one year               $3,999,579    $  5,313      $2,078  $4,002,814
                                       ----------  ----------  ----------  ----------


    Government National Mortgage
    Association Securities:
     Due after one year through
       five years                          42,504       1,285       -          43,789
     Due after five years through
       ten years                           26,390       1,257       -          27,647
     Due after ten years                  596,352       9,342       -         605,694
                                       ----------  ----------  ----------  ----------

                                          665,246      11,884       -         677,130
                                       ----------  ----------  ----------  ----------

    Federal Home Loan Bank stock          142,600       -           -         142,600
                                       ----------  ----------  ----------  ----------

    Fixed-rate, fixed-term deposits     1,500,000       -           -       1,500,000
                                       ----------  ----------  ----------  ----------

         Total                         $6,307,425    $ 17,197      $2,078  $6,322,544
                                       ==========  ==========  ==========  ==========

  Securities available for sale:
    Federal Home Loan Mortgage
     Corporation stock                 $    8,883    $424,117  $           $  433,000
                                       ==========  ==========  ==========  ==========

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------


                                                         June 30, 1997
                                         ----------------------------------------------
                                                       Gross       Gross
                                         Amortized   Unrealized  Unrealized  Estimated
                                            Cost       Gains       Losses    Fair Value
                                         ----------  ----------  ----------  ----------

  Securities held to maturity:
    U.S. Treasury and other U.S.
    Government Agency bonds:
     Due within one year                 $1,496,406    $  3,594  $    -      $1,500,000

     Due after one year through
       five years                         1,000,000       -           -       1,000,000
                                         ----------  ----------  ----------  ----------

                                          2,496,406       3,594       -       2,500,000
                                         ----------  ----------  ----------  ----------

    Government National Mortgage
    Association Securities:
     Due after one year through five
       years                                 47,016       2,362       -          49,378
     Due after five years through ten
       years                                281,481       2,625       -         284,106
     Due after ten years                    471,021       -          13,761     457,260
                                         ----------  ----------  ----------  ----------

                                            799,518       4,987      13,761     790,744
                                         ----------  ----------  ----------  ----------

    Federal Home Loan Bank stock            142,600       -           -         142,600
                                         ----------  ----------  ----------  ----------

    Fixed-rate, fixed-term deposits         500,000       -           -         500,000
                                         ----------  ----------  ----------  ----------

         Total                           $3,938,524    $  8,581     $13,761  $3,933,344
                                         ==========  ==========  ==========  ==========

  Securities available for sale:
    Federal Home Loan Mortgage
     Corporation stock                   $    8,883    $308,638  $    _      $  317,521
                                         ==========  ==========  ==========  ==========


                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 3 - FEDERAL HOME LOAN BANK STOCK

  Federal Home Loan Bank (FHLB) stock is a required deposit with the FHLB that is classified as a restricted investment security, carried at cost and evaluated for impairment. These shares can only be sold at their par value of $100 per share and only to the FHLB or to another member institution.


NOTE 4 - LOANS RECEIVABLE

  Loans receivable are summarized as follows:


                                                    June 30,
                                           --------------------------
                                               1998          1997
                                           ------------  ------------
    Principal Balances:
     Real estate loans
        One-to-four family residential     $10,911,199   $10,887,058
        Nonresidential                         494,226       543,015
     Secured by deposits                        34,790        75,131
     Construction loans                        499,247       349,794
                                           -----------   -----------

                                            11,939,462    11,854,998
                                           -----------   -----------

    Allowance for loan losses                 (102,000)     (100,000)
    Undisbursed portion of construction
     loans                                    (278,928)     (288,281)
    Net deferred loan origination fees         (43,050)      (43,825)
                                           -----------   -----------

                                              (423,978)     (432,106)
                                           -----------   -----------

                                           $11,515,484   $11,422,892
                                           ===========   ===========


  Loan commitments outstanding were $0 and $169,400 at June 30, 1998 and 1997, respectively. At June 30, 1998 and 1997, there were no loans that were in a nonaccrual status.

  Set forth below is an analysis of the allowance for loan losses:

                                        For the years ended June 30,
                                        ----------------------------
                                            1998           1997
                                        -------------  -------------

     Balance, beginning of year              $100,000       $ 95,000
     Loans charged-off                          -              -
     Recoveries of loans charged-off            -              -
     Provision for loan losses                  2,000          5,000
                                             --------       --------

        Balance, end of year                 $102,000       $100,000
                                             ========       ========


                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows:

                                              June 30,
                                         ------------------
                                           1998      1997
                                         --------  --------

     Land                                $ 30,808  $ 30,808
     Land improvements                      2,774     2,774
     Building                             562,545   562,545
     Furniture and equipment              227,590   227,590
                                         --------  --------

                                          823,717   823,717
     Less allowances for depreciation     616,052   601,592
                                         --------  --------

                                         $207,665  $222,125
                                         ========  ========

NOTE 6 - INTEREST RECEIVABLE

  Accrued interest receivable consisted of the following:

                                                 June 30,
                                             -----------------
                                               1998     1997
                                             --------  -------

     Accrued interest on interest bearing
        deposits and investments             $ 92,441  $52,497
     Accrued interest on loans receivable       7,717    7,479
                                             --------  -------

                                             $100,158  $59,976
                                             ========  =======


NOTE 7 - COMPOSITION OF SAVINGS DEPOSITS

  The composition of savings deposits by interest rate is as follows:

                                               June 30, 1998                 June 30, 1997
                                        -------------------------     --------------------------
                                          Amount       % of Total        Amount      % of Total
                                        -----------   -----------     -----------    -----------
     3.25 % passbook                    $ 3,551,896      23.01%       $ 3,441,163        20.49%
     Term certificates, 3.25%                31,291        .20             41,521          .25
     Term certificates, 4.4% - 5.5%       6,736,363      43.63          8,872,711        52.84
     Term certificates, 5.6% - 7.0%       4,335,182      28.08          3,345,034        19.92
     Money market, 3.1%                      93,036        .60            104,710          .62
     Deposits greater than $100,000,
        3.25% - 7.0%                        648,450       4.20            920,991         5.49
                                        -----------     ------        -----------  -----------
                                         15,396,218      99.72         16,726,130        99.61
     Accrued interest payable on
        deposits                             43,745        .28             64,971          .39
                                        -----------     ------         ----------  -----------

                                        $15,439,963     100.00%       $16,791,101      100.00%
                                        ===========     ======        ===========  ==========


                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

  Scheduled maturities of certificate accounts are as follows at June 30, 1998:

   June 30,
 -----------

     1999         $10,405,510
     2000             924,116
     2001             421,660
                  -----------

                  $11,751,286
                  ===========

  Interest expense on savings deposits consists of the following components for the years ended June 30:


                                1998      1997
                              --------  --------

     Passbook accounts        $125,252  $128,355
     Money market accounts       3,041     3,994
     Certificate accounts      700,665   686,391
                              --------  --------

                              $828,958  $818,740
                              ========  ========


NOTE 8 - INCOME TAXES

  The differences between income taxes at the U.S. statutory rate and the effective income taxes as reflected in the financial statements are as follows:


                                          June 30,
                                     -------------------
                                       1998       1997
                                     ---------  --------

    Income tax expense at federal
     statutory rate of 34%           $ 57,000   $23,400
    Effect of graduated income
     tax rates                        (11,000)   (4,600)
    Other                             ( 5,000)        -
                                     --------   -------

                                     $ 41,000   $18,800
                                     ========   =======


  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank's deferred tax assets are as follows:

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------


                                                        June 30,
                                                 -----------------------
                                                    1998        1997
                                                ----------  -----------
     Deferred tax assets:
     Deferred revenue                            $  19,000   $   18,000
     Loan loss reserve                              40,000       39,000
                                                 ---------   ----------

        Total deferred income tax assets         $  59,000   $   57,000
                                                 =========   ==========

    Deferred tax liabilities:
     Unrealized gain on investments              $ 143,000   $  103,200
     Book basis versus tax basis for premises
      and equipment                                  9,000        8,000
     Prepaid pension                                18,000       21,000
     Other                                            -           4,000
                                                 ---------   ----------

        Total deferred income tax liabilities      170,000      136,200
                                                 ---------   ----------

        Net deferred income tax liability        $(111,000)  $  (79,200)
                                                 =========   ==========


  Legislation has been passed which repeals the "reserve" method of accounting for thrift bad debt reserves for the first tax year beginning after December 31, 1995 (the fiscal year ending June 30, 1996 for the Bank). This legislation requires all thrifts (including the Bank) to account for bad debts using either the specific charge-off method (available to all thrifts) or the experience method (available only to thrifts that qualify as "small banks", i.e. under $500 million in assets). The Bank currently uses the experience method of accounting for its tax bad debt reserves. The legislation also suspends recapture of bad debt reserves taken through 1987 (i.e., the base year reserve), but requires thrifts to recapture or repay bad debt deductions taken after 1987 over six years. As of June 30, 1997, bad debt reserves subject to recapture were not significant. As permitted under SFAS 109, no deferred tax liability is provided for approximately $1,000,000 ($340,000 approximate tax effect) of such tax bad debt reserves that arose prior to October 1, 1988.


NOTE 9 - EMPLOYEE AND DIRECTOR BENEFIT PLANS

  Pension Plan

    The Bank established a noncontributory defined benefit plan in 1990 which covers substantially all employees. The plan benefits as of June 30, 1994 were frozen and the current plan benefits are based on plan years of service and the employee's compensation during the last ten years of service. The Bank's policy is to fund pension costs accrued. Pension expense for the years ended June 30, 1998 and 1997, was approximately $43,000 and $38,000, respectively. The components of pension expense are as follows:

                                         June 30,
                                   --------------------
                                     1998       1997
                                   ---------  ---------

     Service costs                 $ 37,000   $ 34,000
     Interest cost on projected
        benefit obligation           26,000     22,000
     Return on plan assets          (27,000)   (14,000)
     Amortization                     7,000     (4,000)
                                   --------   --------
        Net period pension cost    $ 43,000   $ 38,000
                                   ========   ========

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------


    A summary of the Plan's funded status and the pension liability recognized in the Bank's financial statements at June 30, 1998 and 1997 is as follows:


                                                         June 30,
                                                  ----------------------
                                                     1998        1997
                                                  ----------  ----------

     Accumulated benefit obligation               $ 353,000   $ 294,700
                                                  =========   =========

     Plan assets at fair value                    $ 367,000   $ 295,500
                                                  ---------   ---------

     Projected benefit obligation for
      service rendered to date:
        Vested                                     (328,000)   (236,000)
        Additional benefits based on estimated
         future salary levels                       (64,000)    (99,500)
                                                  ---------   ---------

                                                   (392,000)   (335,500)
                                                  ---------   ---------

     Projected benefit obligation in excess
        of plan assets                              (25,000)    (40,000)
     Unrecognized net transition liability           49,000      53,000
     Unrecognized net prior service cost gain       (63,000)    (67,600)
     Unrecognized net loss                          106,000     105,100
                                                  ---------   ---------

     Prepaid pension cost                         $  67,000   $  50,500
                                                  =========   =========


    Assumptions used in the actuarial calculation at June 30, 1998 and 1997 were 8% for the weighted-average discount rate and expected long-term rate of return on assets and 4% for the rate of increase in compensation levels. At June 30, 1998 and 1997, substantially all of the plan assets were invested in a certificate of deposit at the Bank.

  Employment Agreement

    The Bank has entered into an employment agreement with its chief executive officer to ensure a stable and competent management base. The agreement provides for a three-year term, but upon each anniversary, the agreement may be extended for an additional year so that the remaining term shall always be three years. The agreement provides for benefits as spelled out in the contract and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officer's right to receive certain vested rights, including compensation, for the remaining term of the agreement. In the event of a change in control of the Bank, as defined in the agreement, the agreement will automatically be extended for three years from the date of such change in control.

  Severance Plan

    The Bank has also adopted a severance plan for the benefit of its employees in the event of a change in control of the Bank which provides for varying severance benefits for employees based on their salaries and length of service with the Bank.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

  Proposed Management Recognition and Stock Option Plans

    The Company's stockholders will be asked to consider at a future stockholders' meeting approval of a management recognition plan. Such a plan is designed to provide the directors, officers and certain employees of the Bank with an ownership interest in the Company to encourage their continued service to the Bank. Up to 23,405 shares of the Company's stock would be awarded under the plan. The stockholders will be asked to approve a stock option plan for directors, officers and employees of the Bank. The plan may provide for the issuance of incentive stock options and non-qualified stock options. As many as 58,512 shares are expected to be reserved for future issuance under the stock option plan. The Company may elect to fund any approved plans through the issuance of authorized but unissued shares, or may elect to purchase the shares to fund the plans in the open market.


NOTE 10 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practical to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Bank's common stock, premises and equipment and other assets and liabilities.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Cash and Cash Equivalents and Short-Term Investments

     For cash and cash equivalents and short-term investments, the carrying amount is a reasonable estimate of fair value.

    Investment Securities

     Fair values for securities, excluding restricted equity securities, are based on quoted market prices and dealer quotes. The carrying values of restricted equity securities approximate fair values.

    Loans Receivable

     Fair values of real estate loans and savings deposit loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

    Interest Receivable

     The carrying amounts of interest receivable approximate fair values.

    Savings Deposits

     The fair value of savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rates used in these calculations approximates the current rates offered for deposits of similar remaining maturities.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

    Commitments to Extend Credit

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.


     The estimated fair value of the Bank 's financial instruments were as follows at:

                                                 June 30, 1998
                                            ------------------------
                                             Carrying
                                              Amount     Fair Value
                                            -----------  -----------
     Financial Assets:
        Cash, interest bearing deposits,
         and federal funds sold             $ 6,433,565  $ 6,433,565
        Investments
         Securities available for sale          433,000      433,000
         Securities held to maturity          6,307,425    6,322,544
        Loans receivable                     11,617,484   11,912,570
        Interest receivable                     100,158      100,158
     Financial Liabilities:
        Savings deposits                     15,439,963   15,465,000
     Unrecognized Financial Instruments:
        Commitments to extend credit                  -            -

NOTE 11 - RELATED PARTIES

  The Bank has entered into transactions with its officers and directors. The aggregate amount of loans to such related parties at June 30, 1998 and 1997, were $0 and $890, respectively. Such loans were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and do not involve more than the normal risks of collectibility. The Bank also had related party deposits of $199,502 and $531,244 at June 30, 1998 and 1997, respectively.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

  In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the accompanying financial statements. Although these commitments do expose the Bank to certain types of risk, management does not expect losses to result from these transactions.

  Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

  Existing credit and commitments are reviewed continually to ensure there is no deterioration in the credit worthiness of the borrower. Outstanding commitments at June 30, 1998 were $0. Collateral held is obtained based on management's credit evaluation of the customer and generally includes either real property or savings deposits.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 13 - REGULATORY MATTERS

  Capital Requirements

    The Company is regulated by the Board of Governors of the Federal Reserve System and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the FDIC and the NC Administrator.

    The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the FDIC and the State of North Carolina. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The FDIC requires the Bank to have a minimum leverage ratio of Tier I Capital (principally consisting of retained earnings and any future common stockholders' equity, less any intangible assets) to total assets of at least 3%, provided the FDIC determines that the Bank is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and in general is considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMEL rating system) established by the Federal Financial Institutions Examination Council. All other institutions which do not meet the aforementioned standards are required to maintain a Tier I capital ratio of 3% plus at least an additional 100 to 200 basis points and therefore are required to maintain a ratio of Tier 1 capital to total assets of not less than 4%. The FDIC also requires the Bank to have a ratio of total capital to risk-weighted assets of 8%, of which at least 4% must be in the form of Tier I capital. The state regulations require a net worth equal to at least 5% of total assets.

    As shown below, at June 30, 1998 the Bank complied with all the capital requirements described above and also all of the requirements to be classified as well-capitalized.


                                         Leverage
                                         Ratio of    Tier I Risk-                     N.C.
                                          Tier I       Adjusted      Risk-Based   Savings Bank
                                         Capital        Capital       Capital        Capital
                                       ------------  -------------  ------------  -------------

  Consolidated stockholders' equity    $ 9,382,253    $ 9,382,253   $ 9,382,253    $ 9,382,253
  Separate equity of Anson
    Bancorp, Inc.                       (2,717,290)    (2,717,290)   (2,717,290)    (2,717,290)
  Unrealized gain on securities         (  279,430)    (  279,430)   (  279,430)    (  279,430)
  Loan loss allowance                            -              -       102,000        102,000
                                       -----------    -----------   -----------    -----------

     Regulatory capital                  6,385,533      6,385,533     6,487,533      6,487,533

  Minimum capital requirement              655,000        368,000       737,000      1,118,000
                                       -----------    -----------   -----------    -----------

     Excess regulatory capital         $ 5,730,533    $ 6,017,533   $ 5,750,533    $ 5,369,533
                                       ===========    ===========   ===========    ===========


                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

 Stockholders' Equity

  On June 19, 1998, Anson Bancorp, Inc. completed and closed its stock offering. Gross proceeds from the sale of 585,124 shares amounted to $5,851,240 and were reduced by conversion costs of $426,425. The Company paid $2,712,409 for all of the common stock of the Bank, and retained the remaining net proceeds.

  Concurrent with the Conversion, the Bank established a liquidation account in an amount equal to its net worth as reflected in its latest statement of financial condition used in the Company's prospectus distributed in connection with the offering of common stock. The liquidation account will be maintained for the benefit of eligible deposit account holders and supplemental eligible deposit account holders who continue to maintain their deposit accounts in the Bank after the Conversion. Only in the event of a complete liquidation will eligible deposit account holders and supplemental eligible deposit account holders be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted sub-account balance for deposit accounts then held before any liquidation distribution may be made with respect to common stockholders.

  Subject to applicable law, the Board of Directors of Anson Savings and the Company may each provide for the payment of dividends. Future declaration of cash dividends, if any, by the Company may depend upon dividend payments by the Bank to the Company. Subject to regulations promulgated by the NC Administrator, the Bank will be permitted to pay dividends on its common stock if its stockholder's equity would not be reduced below the amount required for the liquidation account or its capital requirement.

  For a period of five years after its conversion from mutual to stock form, Anson Savings must obtain the written approval from the NC Administrator before declaring or paying a cash dividend to the Company on its capital stock in an amount in excess of one-half of the greater of (i) the Bank's net income for the most recent fiscal year end or (ii) the average of the Bank's net income after dividends for the most recent fiscal year-end and not more than two of the immediately preceding fiscal year ends.


NOTE 14 - RECENTLY ISSUED ACCOUNTING STANDARDS

  In June, 1997 the FASB issued SFAS No. 130. This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. In addition to net income as has been historically determined, comprehensive income for the Company would include net unrealized holding gains and losses on investment securities available for sale. This Statement will be effective for the Company's fiscal year ending June 30, 1999, and the Company does not intend to elect an early adoption. Had the Company adopted this Statement previously, it would have reported comprehensive income of $200,996 and $135,551 for the years ended June 30, 1998 and 1997, respectively.

  Also in June, 1997 the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". This Statement establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated unless it is impractical to do so. It is not anticipated that the adoption of this Statement will materially affect the Bank's current method of financial reporting.

  In February, 1998, the FASB issued SFAS No. 132, "Employers Disclosures about Pensions and Other Post Retirement Benefits". This Statement addresses disclosure issues related to pension and other post retirement benefits and is not expected to materially affect the Bank's current method of reporting.
  This new standard is effective for fiscal years beginning after December 15, 1997.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

  In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires recording all derivative instruments as assets or liabilities measured at fair value. This new standard is effective for fiscal years beginning after June 15, 1999 and the Company does not plan to adopt this standard at an earlier date. Management does not believe the impact of adopting SFAS No. 133 will be material to the Company's consolidated financial statements.


NOTE 15 - YEAR 2000

  The Bank recognizes that there is a business risk in computerized systems as the calendar rolls over into the next century. The Federal Financial Institutions Examination Council (FFIEC) issued an interagency statement on May 5, 1997 outlining five phases for institutions to effectively manage the Year 2000 challenge. The phases were: Awareness, Assessment, Renovation, Validation, and Implementation. The FFIEC encouraged institutions to have all critical applications identified and priorities set by September 30, 1997 and to have renovation work largely completed and testing well underway by December 31, 1998. The Bank has an ongoing program designed to ensure that its operational and financial systems will not be adversely affected by year 2000 software failures, due to processing errors arising from calculations using the year 2000 date. The Board of Directors and management of the Bank have established year 2000 compliance as a strategic initiative. While the Bank believes that it has available resources to assure year 2000 compliance, it is to some extent dependent on vendor cooperation. At the present time, the Bank expects its most critical application software vendor to have all of its system in compliance by December 31, 1998. The Bank expects to install the necessary software releases in 1998 and have testing of such systems substantially completed by December 31, 1998.

  At this time, the Bank has not determined the cost of making any modifications to correct any year 2000 problems; however, equipment and software expenses are not expected to materially differ from past results. The Bank routinely upgrades and purchases technologically advanced software and hardware on a continual basis and expects to specifically evaluate and test such purchases for year 2000 compliance.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY FINANCIAL DATA

 The following is a summary of the condensed financial statements of Anson Bancorp, Inc. as of and for the year ended June 30, 1998:

                            Condensed Balance Sheet
                                 June 30, 1998

                                 (In Thousands)

                                                 Assets:
     Cash and cash equivalents                    $2,765
     Investment in Anson Savings Bank, Inc.        6,665
                                                  ------

                                                  $9,430
                                                  ======

    Liabilities and Stockholders' Equity:
     Liabilities - accounts payable               $   48
     Stockholders' equity
        Common stock                               5,425
        Retained earnings                          3,678
        Unrealized gain on available for sale
         securities, net of tax                      279
                                                  ------

                                                  $9,430
                                                  ======


                         Condensed Statement of Income
        Period from June 19, 1998 (date of Conversion) to June 30, 1998

                                 (In Thousands)

 Equity in earnings of subsidiary    $  4
 Interest income                        5
 Operating expenses                     -
                                     ----

    Net income before taxes             9

 Income taxes                         ( 1)
                                     ----

     Net income                      $  8
                                     ====

                      ANSON BANCORP, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

                       Condensed Statement of Cash Flows
        Period from June 19, 1998 (date of Conversion) to June 30, 1998

                                 (In Thousands)

Cash flows from operating activities:
    Net income                                                                               $     4
    Equity in earnings of Anson Savings Bank                                                       4
    Increase in other assets                                                                     ( 3)
                                                                                             -------

     Net cash provided by operating activities                                                     5
                                                                                             -------

 Cash flows from investing activities:
    Initial investment in Anson Savings Bank                                                  (2,712)
                                                                                             -------

     Net cash used by investing activities                                                    (2,712)
                                                                                             -------

 Cash flows from financing activities:
    Common stock proceeds received from the Conversion, net                                    5,473
                                                                                             -------

     Net cash provided by financing activities                                                 5,473
                                                                                             -------

        Net increase in cash                                                                   2,765

 Cash, Beginning of Period                                                                         -
                                                                                             -------

 Cash, End of Period                                                                         $ 2,765
                                                                                             =======

 Supplemental Disclosure of Noncash Financing Activities:

    Stock issuance cost accrued                                                              $    48
                                                                                             =======

                      ANSON BANCORP, INC. AND SUBSIDIARY
                             CORPORATE INFORMATION
--------------------------------------------------------------------------------
                               Executive Officers

                                       Eugene M. Ward
        Nancy H. Allen                President and CEO         Veda H. Edwards
Treasurer and Assistant Secretary                                 Secretary


                                   Directors

                          Preston A. Burns  Chairman
                         Retired, Corporate Executive

              W. Kenneth Huntley                          Emmett S. Patterson
President, Huntley Oil and Gas Company, Inc.         General Manager and Executive VP
                                                   PeeDee Electric Membership Cooperation

              John J. Crawford                                 John R. Potter
        Retired, Corporate Executive                       Retired Government Agent

           H. Patrick Taylor, Jr.                              Eugene M. Ward
                Attorney                                President, Anson Savings Bank


         Stock Transfer Agent                                Annual Meeting

    Registrar and Transfer Company                The 1998 annual meeting of stockholders of
         10 Commerce Drive                        Anson Bancorp, Inc. will be held at 10:00 a.m.
         Cranford, NJ 07016                       on November 12,  1998 at the Corporate Office of
                                                  the Company at 211 South Greene Street, Wadesboro,
                                                  North Carolina.

      Special Legal Counsel                                        Form 10-KSB

     Brooks, Pierce, McLendon,                   A copy of Form 10-KSB as filed with the Securities and
     Humphrey & Leonard, L.L.P.                  Exchange Commission will be furnished without charge
      2000 Renaissance Plaza                     to the Company's stockholders for the Company's most
      230 North Elm Street                       recent fiscal year upon written request to Eugene M.
      Greensboro, NC 27420                       Ward, President, Anson Bancorp, Inc., P.O. Box 249, Wadesboro,
                                                 NC 28170


    Independent Auditors                                          Corporate Office

 Faulkner and Thompson, P.A.                                  211 South Greene Street
    2101 Rexford Road                                           Wadesboro, NC 28170
   Charlotte, NC 28211


                      ANSON BANCORP, INC. AND SUBSIDIARY
                             CORPORATE INFORMATION
--------------------------------------------------------------------------------


                            Common Stock Information

On June 19, 1998, the Company issued 585,124 shares of common stock. The Company's common stock is traded on the over the counter market with quotations available through the OTC Electronic Bulletin Board under the symbol "ANSN" and began trading on June 22, 1998. At June 30, 1998, there were approximately 226 stockholders of record, not including the numbers of persons or entities where stock is held in nominee or "street" name through various brokerage firms or banks. Based upon information provided to management by certain securities firms effecting transactions in the common stock, the high and low bids for common stock for the period ended June 30, 1998 were $12.375 and $12.00, respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The Company paid no dividends for the year ended June 30, 1998.

                                   Disclaimer

This annual report has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.