Form 10KSB, Exhibit 13
period 1999-06-30
ANSON BANCORP INC
filed 1999-09-27
CIK 1056672

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

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

In connection with the Conversion, the Company issued 585,124 shares of common stock with a value of $5,851,240 and received net proceeds of $5,424,815. A portion of the proceeds were transferred to Anson Savings for the purchase of all of the outstanding common stock of the Bank.

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

As noted later in the "Management's Discussion and Analysis" and in Note 16, subsequent to year-end, Anson Bancorp, Inc. entered into an agreement to sell the Company to Uwharrie Capital Corporation. The sale is contingent upon regulatory and shareholder approval.


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

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

North Carolina-chartered savings banks must maintain liquid assets equal to at least 10% of total assets. The computation of liquidity under North Carolina regulations allows the inclusion of mortgage-backed securities and investments with readily marketable value, including investments with maturities in excess of five years. At June 30, 1999, the Bank exceeded the North Carolina regulatory requirements. Anson Savings believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

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

                               Operating Strategy

The primary goals of the Company's management are to increase Anson Savings' profitability, monitor its capital position and enhance its banking franchise. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits. The Bank's operations are affected to a much lesser degree by non-interest income, such as transaction and other service fee income. Net income is also affected by, among other things, provisions for loan losses and operating expenses. Anson Savings' principal operating expenses, aside from interest expense, consist of compensation and employee benefits, office occupancy cost, data processing expenses and federal deposit insurance premiums. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions, and the attendant actions of regulatory authorities.

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

Emphasis on One-to-Four Family Residential Housing. Historically, Anson Savings has been predominantly a one-to-four family residential lender. As of June 30, 1999, approximately 92% of its loan portfolio, before net items, was composed of permanent one-to-four family residential loans. As of such date, an additional 7% of its loan portfolio, before net items, was composed of nonresidential loans, 1% of its loan portfolio before net items was composed of construction loans and 0.26% of the Bank's loans were secured by deposits and 0.30% of the Bank's loans were installment loans to individuals. As a result, the Bank has developed expertise in mortgage loan underwriting and origination. The Bank has established methods to expand its loan origination through contacts with realtors, homebuilders and past and present customers. The institution also uses advertising and community involvement to gain exposure within the communities in which it operates.

Maintenance of Asset Quality. At June 30, 1999, the Bank's ratio of nonperforming assets to total assets was 0.69%. Since 1991, no net loan charges-offs have been necessary. Anson Savings has attempted to maintain asset quality through its underwriting and collection procedures.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


Monitoring of Interest-Rate Risk. Although Anson Savings has a significant "negative gap" and its net interest income would likely be negatively impacted by increases in interest rates, management does not consider its interest rate sensitivity position at June 30, 1999 to be unacceptable in view of the Bank's historical results of operations and highly capitalized position. In order to reduce the impact on the Bank's net interest income resulting from changes in interest rates, as described below, management has implemented several strategies described below. (See "Interest Rate Risk")

Control of General and Administrative Expenses. Anson Savings closely monitors its general and administrative expenses and seeks to control them while maintaining the necessary personnel to properly serve its customers. Exclusive of the one-time SAIF assessment of $114,000 in December, 1996, Anson Savings' ratio of general and administrative expenses to average assets averaged 2.27%.

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

In the absence of other factors, the yield or return associated with Anson Savings' earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. Therefore, by controlling the increases and decreases in its interest income and interest expense which are brought about by changes in market and interest rates, Anson Savings can significantly influence its net interest income.

Interest Rate Gap Analysis. As a part of the Bank's interest rate risk management policy, it calculates an interest rate "gap." Interest rate "gap" analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such liabilities maturing or otherwise repricing within that period which exceeds the amount of interest-earning assets maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a lower decrease in the yield of its assets relative to the cost of its liabilities and its income should be positively affected. Conversely, the cost of funds for an institution with a negative gap would generally be expected to increase more quickly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be adversely affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "positive gap."

The Bank's one year interest sensitivity gap as a percentage of total interest-earning assets at June 30, 1999 was a negative 4.65%. At June 30, 1999, the Bank's three year and five-year cumulative interest sensitivity gaps as a percentage of total interest-earning assets were negative 13.57% and negative 10.07%, respectively. At June 30, 1999, the interest rate sensitivity gap was fairly comparable to the prior year.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1999 which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liability. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Passbook accounts, money market deposit accounts or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any other interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differed from that indicated by such assumptions.

                                                                          Terms to Repricing at June 30, 1999
                                                        ----------------------------------------------------------------------------

                                                                                   More Than     More Than
                                                        Six Months  Six Months    One year to   Three Years    More Than
                                                         or Less    to One Year   Three Years   to Five Years  Five Years    Total
                                                        ----------  -----------   -----------   -------------  ----------   -------
                                                                                     (Dollars in Thousands)
INTEREST-EARNING ASSETS:

Loans Receivable:
Adjustable rate one-to-four family residential           $    33      $    --      $    --       $    --       $    --     $    33
Fixed rate one-to-four family residential                      3           13          278           366        10,620      11,280
Other secured real estate - fixed rate                        --           --           71           447           338         856
Other loans                                                   43            8           --            17            --          68
Interest-bearing deposits                                  3,874           --           --            --            --       3,874
Investments                                                5,137        2,475           19            22           448       8,101
FHLB common stock                                             --           --           --            --           117         117
                                                          ------       ------       ------        ------        ------      ------

            Total interest-earning assets                $ 9,090      $ 2,496      $   368       $   852       $11,523     $24,329
                                                          ======       ======       ======        ======        ======      ======
INTEREST-BEARING LIABILITIES:

Deposits:
Passbook and statement accounts                            3,626           --           --            --            --       3,626
Money market deposit accounts                                136           --           --            --            --         136
Certificate accounts                                       5,332        3,623        2,539            --            --      11,494
                                                          ------       ------       ------        ------        ------      ------

         Total interest-bearing liabilities              $ 9,094      $ 3,623      $ 2,539       $    --       $    --     $15,256
                                                          ======       ======       ======        ======        ======      ======
INTEREST SENSITIVITY GAP PER PERIOD                           (4)      (1,127)      (2,171)          852        11,523       9,073

CUMULATIVE INTEREST SENSITIVITY GAP                           (4)      (1,131)      (3,302)       (2,450)        9,073       9,073

CUMULATIVE GAP AS A PERCENTAGE OF
TOTAL INTEREST-EARNING ASSETS                              (0.02) %     (4.65) %    (13.57) %     (10.07) %      37.29 %     37.29 %


CUMULATIVE INTEREST-EARNING ASSETS
AS A PERCENTAGE OF INTEREST-BEARING
LIABILITIES                                                  100  %        91  %        78  %         84  %        159 %       159 %


                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


The Bank's net income during recent periods has been positively impacted by decreasing interest rates, and its net income in the near future is likely to be reduced if interest rates increase. However, management did not view the Bank's interest rate sensitivity position at June 30, 1999 to be unacceptable in view of the Bank's historical results of operations and highly capitalized position. Nevertheless, in order to maintain its interest rate risk position within levels management believes to be acceptable, Anson Savings has begun (i) attempting to originate adjustable and or callable rate loans when market conditions permit,
(ii) maintaining a short-term investment portfolio, and (iii) attempting to lengthen deposit maturities. As a result, the Bank will strive to maintain an acceptable one year interest rate sensitivity gap.

Anson Savings does not originate its loans for sale, or sell its loans, in the secondary market. This tends to increase its exposure to interest rate risk.

                              Net Interest Income

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (i) the difference between the rates of interest earned on interest-earning assets and the rate paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities ("net earning balance"). The following table sets forth information relating to average balances of the Bank's assets and liabilities for the years ended June 30, 1999 and 1998. For the years indicated, the table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the monthly average balance of interest-earning assets or interest bearing liabilities, respectively) as well as the net yield on interest-earning assets (which reflects the impact of the net earning balance).

                                                          At June 30, 1999                   Year Ended June 30, 1999
                                                      -------------------------       ---------------------------------------
                                                                      Average           Average                      Average
                                                        Balance      Yield/Cost         Balance      Interest          Rate
                                                      -----------    ----------       -----------   ----------       --------
Interest earning assets:
     Interest-bearing balances                        $     3,874       4.48 %        $     4,274   $      173       4.05  %
     Investments                                            8,218       5.84 %              8,332          480       5.76  %
     Loans                                                 12,039       7.64 %             11,711          920       7.86  %
                                                       ----------                      ----------    ---------
        Total interest-earning assets                      24,131       6.52 %             24,317        1,573       6.47  %

Other assets                                                  830                             608
                                                       ----------                      ----------
        Total assets                                  $    24,961                     $    24,925
                                                       ==========                      ==========

Interest-bearing liabilities:
    Deposits                                          $    15,256       4.69 %        $    15,211          715       4.70  %
Other liabilities                                             200                             193
Equity                                                      9,505                           9,521
                                                       ----------                      ----------    ---------

        Total liabilities and retained earnings       $    24,961                     $    24,925
                                                       ==========                      ==========

                                                                                                     =========
Net interest income and interest rate spread                            1.83 %                      $      858       1.77  %
                                                                                                     =========

Net yield on average interest-earning assets                                                                         3.44  %

Ratio of average interest earning assets to
average interest bearing liabilities                                                                                  160  %

                                                            Year Ended June 30, 1998
                                                      -------------------------------------
                                                       Average                      Average
                                                       Balance       Interest         Rate
                                                      -----------    ---------      -------
Interest earning assets:
     Interest-bearing balances                        $     5,485    $     299       5.45 %
     Investments                                            3,442          215       6.24 %
     Loans                                                 11,484          945       8.23 %
                                                       ----------     --------

        Total interest-earning assets                      20,411        1,459       7.15 %

Other assets                                                  725
                                                       ----------

        Total assets                                  $    21,136
                                                       ==========

Interest-bearing liabilities:
    Deposits                                          $    16,847          829       4.92 %
Other liabilities                                             316
Equity                                                      3,973
                                                       ----------     --------

        Total liabilities and retained earnings       $    21,136
                                                       ==========

Net interest income and interest rate spread                         $     630       2.23 %
                                                                      ========

Net yield on average interest-earning assets                                         3.09 %

Ratio of average interest earning assets to
average interest bearing liabilities                                                  121 %

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


                              Rate/Volume Analysis

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

                                  Year Ended June 30, 1999 vs. 1998
                                  ---------------------------------

                                     Increase (Decrease) Due To
                                  ---------------------------------
                                   Volume       Rate        Total
                                  --------    ---------   ---------

                                           (In Thousands)
  Interest income
     Interest-bearing balances     $( 23)     $( 110)      $( 133)
     Investments                     256           7          263
     Loans                            26       (  47)       (  21)
                                    ----

       Total interest income         259       ( 150)         109

  Interest expense
     Deposits                         74          45          119
                                    ----       -----        -----

       Net interest income         $ 333      $( 105)      $  228
                                   =====       =====        =====


                       Comparison of Financial Condition

The Bank has experienced a slight decline in its asset base. Total assets were $24.96 million at June 30, 1999 compared to $25.07 million at June 30, 1998. Net loans receivable at these dates increased slightly, $12.04 million at June 30, 1999 compared to $11.52 million at June 30, 1998. The Bank's deposits decreased approximately 1% from $15.44 million at June 30, 1998 compared to $15.26 million at June 30, 1999. During the same period, investments also decreased approximately 6% from $12.9 million at June 30, 1998 compared to $12.1 million at June 30, 1999. Equity totaled $9.38 million and $9.50 million at June 30, 1998 and June 30, 1999, respectively.

The principal category of earnings assets is loans receivable which amounted to $12.04 million and $11.52 million, at June 30, 1999 and 1998, respectively. Loan originations for the year ended June 30, 1999 totaled $3.72 million and principal repayments for 1999 totaled $3.20 million. Management believes competitive rates within its community contributed to the increased loan demand in 1999. Anson maintains underwriting and credit standards designed to maintain the quality of the loan portfolio. Nonperforming loans at June 30, 1999 and 1998 totaled $171,000 and $179,000, respectively and were 1.42% and 1.55% of total loans, respectively.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


In addition to loans, the Bank invests in U.S. Treasury and Government agency securities. Management does not engage in the practice of trading securities, rather, the Bank's investment portfolio consists primarily of investments designated and held to maturity. Investment securities, including interest-bearing deposits and FHLB stock, at June 30, 1999 and 1998 totaled $12.09 million and $12.96 million, respectively. The decrease in investments is primarily attributed to funding additional lending during the fiscal year as lower interest rates spurred mortgage lending.

Anson Savings has experienced a slight decline in savings deposits. At June 30, 1999 and June 30, 1998, the Bank's deposits amounted to $15.26 million and $15.44 million, respectively. The Bank has priced its deposits to be at or near the top of the market because of its dependence on the local market for funds availability.

Anson Saving's equity, which consists entirely of additional capital, retained earnings and unrealized gains on securities available for sale, net of tax, amounted to $9.50 million and $9.38 million at June 30, 1999 and 1998, respectively. The Bank has classified a portion of its investments as available for sale which requires reporting such investments at market with unrealized gains or losses, net of tax, shown as a separate component of equity. The equity component for net unrealized gains at June 30, 1999 and 1998 amounted to $285,000 and $279,000, respectively.

The Company has invested the net proceeds it retained from the Conversion, after purchasing all of the Bank's common stock, primarily in interest-earning deposits, U.S. Government, federal agency and other marketable securities and mortgage-backed securities.


Comparison of Results of Operations for the Years Ended June 30, 1999 and 1998

Net Income. The Bank's net income for the years ended June 30, 1999 and 1998 was $205,000 and $126,000, respectively. Net income was positively affected in 1999 by an $82,000 gain on the sale of securities.

Net Interest Income. Net interest income for the fiscal year ended June 30, 1999 increased 36% from the fiscal year ended June 30, 1998 from $630,000 to $858,000. This increase in net interest income is primarily due to the influx of capital received in June 1998.

Provision for Loan Losses. The provision for loan losses was $2,000 for both years ended June 30, 1999 and 1998. For the years ended June 30, 1999 and 1998, the Company's loan loss allowances totaled $104,000 and $102,000, respectively, representing 61% and 57%, respectively, of nonperforming loans at such dates. Anson Savings experienced no loan charge-offs during the years ended June 30, 1999 and 1998.

Noninterest Income. Noninterest income consists primarily of fees related to safe deposit boxes and other miscellaneous items and amounted to $2,500 and $4,000 for the years ended June 30, 1999 and 1998, respectively. Additionally, the Bank realized a gain on securities sold during the year ended June 30, 1999 of $82,000.

Noninterest Expense. Noninterest expense for the years ended June 30, 1999 and 1998 was $626,000 and $466,000, respectively. This increase is largely due to increased compensation expenses as the Bank added an employee, increased administrative cost related to being a public company and depreciation and other expenses related to updating the Company's computers and software.

Income Taxes. Income tax expense increased to $110,000 in the fiscal year ended June 30, 1999 from $41,000 in the fiscal year ended June 30, 1998. The fluctuations were primarily attributable to corresponding fluctuations in income before income taxes and to the effects of graduated income tax returns.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


                                   Year 2000

The "Year 2000" issue confronting the Company and its customers, suppliers, customers' suppliers and competitors centers on the potential inability of computer systems to recognize the Year 2000. If not adequately addressed, the Year 2000 matter could result in a significant adverse impact on products, services and the competitive condition of the Company.

Financial institution regulators have recently increased their focus on Year 2000 compliance issues, issuing guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council ("FFIEC") has issued several interagency statements on Year 2000 Project Management Awareness. These statements require financial institutions to examine the Year 2000 implications of reliance on vendors, data exchange and potential impact on customers, suppliers and borrowers. These statements also require each federally regulated financial institution to survey its exposure, measure its risk and prepare a plan in order to solve the Year 2000 issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any Year 2000 problems. The federal banking agencies have asserted that Year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams, and thus an institution's failure to address appropriately the Year 2000 issue could result in supervisory action, including such enforcement actions as the reduction of the institution's supervisory ratings, the denial of applications for approval of a merger or acquisition, or the imposition of civil money penalties.

In order to address the Year 2000 issue and to minimize its potential adverse impact, the Company has undertaken a substantial multi-phased effort to identify areas that will be affected by the Year 2000, assess their potential impact on operations, monitor the progress of their party software vendors in addressing the matter, test changes provided by these vendors, and develop contingency plans for any critical systems. The plan is divided into the five phases: (1) awareness, (2) assessment, (3) renovation, (4) validation, and (5) implementation.

The Company has substantially completed the first four phases of the plan and has made significant progress in the final phase. The Company outsources its data processing operations to a service provider. Year 2000 compliance is being closely coordinated with that of the service provider. The Company has in place a Detailed Contingency Plan should any business disruption occur.

Further, The Company is undertaking efforts to ensure that significant vendor and customer relationships are or will be Year 2000 compliant. There can be no guarantee that the systems of other entities on which the company either directly or indirectly relies will be timely converted, or that a failure to convert by another entity, or a conversion that is incompatible with the company's systems, would not have a material adverse effect on the Company in future periods.

The Company has incurred Year 2000 compliance costs of approximately $20,000, all of which has been charged to operations and anticipates future costs to be immaterial. In addition to the estimated costs of its Year 2000 compliance, the Company has recently made substantial investments in technology in its efforts to improve customer services and to efficiently manage its product and service delivery systems.

                      ANSON BANCORP, INC. AND SUBSIDIARY
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------


                             Recapture of Bad Debts

Recently enacted federal legislation has repealed the reserve method of accounting for thrift loan debt reserves and would require thrifts to recapture into income over a six-year period their post-1987 additions to their excess bad debt tax reserves, thereby generating additional tax liability At June 30, 1999, Anson Savings had no material post-1987 excess reserves.


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


                       Impact of New Accounting Standards

In June, 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities " as amended by SFAS No. 137, which requires recording all derivative instruments as assets or liabilities measured at fair value. This new standard is effective for fiscal years beginning after June 15, 2000 and the Company does not plan to adopt this standard at an earlier date. Management does not believe the impact of adopting SFAS No. 133 will be material to the Company's consolidated financial statements.


                              Sale of the Company

On August 3, 1999, Anson Bancorp, Inc. and Uwharrie Capital Corporation (Uwharrie) announced that Uwharrie will acquire Anson Bancorp, Inc., which is the holding company for Anson Savings Bank, in a cash transaction. The parties' agreement provides for each share of Anson Bancorp's common stock to be exchanged for $17.30 in cash.

This transaction is contingent upon receiving approval from regulatory authorities and from Anson Bancorp's stockholders. A special meeting of Anson stockholders is planned after required regulatory approvals are received. It is anticipated that the transactions will be completed no later than January 31, 2000.


                          Curtailment of Pension Plan

Subsequent to the year ended June 30, 1999, the Board of Directors elected to cease future benefit accruals under the Company's defined benefit plan effective August 15, 1999. It is estimated that the cost to curtail the plan will be approximately $200,000 and the charge will effect the earnings of the Company during the fiscal year 2000.

                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
Anson Bancorp, Inc. and Subsidiary
Wadesboro, North Carolina

     We have audited the accompanying consolidated statements of financial condition of Anson Bancorp, Inc. and Subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anson Bancorp, Inc. and Subsidiary as of June 30, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





July 23, 1999  (except for Note 16
for which the date is August 3, 1999)
Charlotte, North Carolina

                       ANSON BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------

                                                                 1999             1998
                                                              -----------     -----------
ASSETS
  Cash and cash equivalents
    Non-interest bearing deposits and cash                    $   374,949     $   218,494
    Interest earning deposits                                   3,299,133       5,790,071
    Federal funds sold                                            575,000         425,000
                                                              -----------     -----------
                                                                4,249,082       6,433,565
  Investment securities
    Held to maturity (fair value at June 30, 1999
     and 1998 of $7,793,545 and $6,322,544, respectively)       7,779,733       6,307,425
    Available for sale                                            438,480         433,000
  Loans receivable, net                                        12,039,041      11,515,484
  Premises and equipment, net                                     251,398         207,665
  Interest receivable                                             107,445         100,158
  Other assets                                                     95,648          68,985
                                                              -----------     -----------

                                                              $24,960,827     $25,066,282
                                                              ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
  LIABILITIES
    Savings deposits, plus accrued interest thereon           $15,256,038     $15,439,963
    Accounts payable and accrued expenses                          72,878         133,066
    Deferred income taxes                                         127,000         111,000
                                                              -----------     -----------
                                                               15,455,916      15,684,029

  COMMITMENTS AND CONTINGENCIES - Notes 4, 12 and 16

STOCKHOLDERS' EQUITY
    Preferred stock, no par value, authorized 5,000,000
     shares; no shares issued and outstanding                          --              --
   Common stock, no par value, authorized 20,000,000
     shares; issued and outstanding 585,124                     5,424,815       5,424,815
    Retained earnings - substantially restricted                3,795,018       3,678,008
    Accumulated other comprehensive income                        285,078         279,430
                                                              -----------     -----------
                                                                9,504,911       9,382,253
                                                              -----------     -----------

                                                              $24,960,827     $25,066,282
                                                              ===========     ===========

                See Notes to Consolidated Financial Statements.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------

                                                                      1999            1998
                                                                   -----------     -----------
INTEREST INCOME
 Interest and fees on loans                                        $   919,885     $   945,474
 Interest on investments and deposits in other banks                   653,667         513,734
                                                                    ----------      ----------

    Total interest income                                            1,573,552       1,459,208

INTEREST EXPENSE
 Interest on savings deposits                                          715,257         828,958
                                                                    ----------      ----------

    Net interest income                                                858,295         630,250

PROVISION FOR LOAN LOSSES                                                2,000           2,000
                                                                    ----------      ----------
    Net interest income after provision for loan losses                856,295         628,250

NONINTEREST INCOME
 Gain on sale of securities available for sale                          82,247              --
 Other income                                                            2,521           4,449
                                                                    ----------      ----------
                                                                        84,768           4,449
                                                                    ----------      ----------
NONINTEREST EXPENSE
 Compensation and employee benefits                                    338,315         266,627
 Federal insurance premiums                                              9,314          10,375
 Data processing                                                        44,538          34,307
 Examinations and audit                                                 36,095          34,062
 Occupancy including depreciation                                       21,130          21,981
 Other                                                                 176,893          98,781
                                                                    ----------      ----------

    Total noninterest expense                                          626,285         466,133
                                                                    ----------      ----------

    Income before income taxes                                         314,778         166,566

INCOME TAXES
 Current expense                                                        94,000          46,000
 Deferred expense (benefit)                                             16,000          (5,000)
                                                                    ----------      ----------
                                                                       110,000          41,000
                                                                    ----------      ----------

    Net income                                                     $   204,778     $   125,566
                                                                    ==========      ==========

 Basic earnings per share                                          $      0.35     $        --
                                                                    ==========      ==========

 Diluted earnings per share                                        $      0.35     $        --
                                                                    ==========      ==========

 Cash dividends per share                                          $      0.15     $        --
                                                                    ==========      ==========

 Weighted average shares outstanding                                   585,124             N/A
                                                                    ==========      ==========

                See Notes to Consolidated Financial Statements.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------

                                                                      Retained      Accumulated
                                                                    Earnings -         Other            Total
                                                       Common      Substantially   Comprehensive    Stockholders'
                                                        Stock       Restricted        Income           Equity
                                                     -----------    -----------     -----------     ------------
BALANCE AT JULY 1, 1997                              $        --    $ 3,552,442     $   204,000     $ 3,756,442

Comprehensive income
 Net income                                                   --        125,566              --         125,566
 Other comprehensive income
  Unrealized gain on securities
   available for sale, net of tax                             --             --          75,430          75,430
                                                                                                    -----------

     Total comprehensive income                                                                         200,996
                                                                                                    -----------

Net proceeds from issuance of common stock             5,424,815             --              --       5,424,815
                                                     -----------    -----------     -----------     -----------

BALANCE AT JUNE 30, 1998                               5,424,815      3,678,008         279,430       9,382,253

Comprehensive income
 Net income                                                   --        204,778              --         204,778
 Other comprehensive income
  Unrealized gain on securities available
   for sale, net of reclassification for
   gains included in net income of $54,283,
   net of tax                                                 --             --           5,648           5,648
                                                                                                    -----------

     Total comprehensive income                                                                         210,426
                                                                                                    -----------

Dividends paid                                                --        (87,768)             --         (87,768)
                                                     -----------    -----------     -----------     -----------

BALANCE AT JUNE 30, 1999                             $ 5,424,815    $ 3,795,018     $   285,078     $ 9,504,911
                                                     ===========    ===========     ===========     ===========

                See Notes to Consolidated Financial Statements.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------

                                                                       1999             1998
                                                                   -----------      ------------
OPERATING ACTIVITIES
   Net income                                                      $   204,778      $   125,566
   Adjustments to reconcile net income to net cash
     provided by operating activities
       Provision for loan losses                                         2,000            2,000
       Provision for depreciation                                       21,410           14,460
       Deferred income taxes                                            16,000           (5,000)
       Gain on sale of securities available for sale                   (82,247)              --
       Changes in assets and liabilities
         Interest receivable                                            (7,287)         (40,182)
         Other assets                                                  (26,663)         (10,515)
         Accounts payable and accrued expenses                         (60,188)          96,442
                                                                   -----------      -----------

          Net cash provided by operating activities                     67,803          182,771
                                                                   -----------      -----------

INVESTING ACTIVITIES
   Increase in loans receivable                                       (525,557)         (94,592)
   Purchases of securities held to maturity                         (5,101,299)      (4,550,370)
   Proceeds from maturities of securities held
     to maturity                                                     3,627,678        2,181,469
   Purchases of premises and equipment                                 (65,143)              --
   Proceeds from sale of securities held for sale                       83,728               --
                                                                   -----------      -----------

          Net cash used for investing activities                    (1,980,593)      (2,463,493)
                                                                   -----------      -----------

FINANCING ACTIVITIES
   Net decrease in savings deposits                                   (183,925)      (1,351,138)
   Net proceeds from issuance of common stock                               --        5,424,815
   Dividends paid                                                      (87,768)              --
                                                                   -----------      -----------

          Net cash provided by (used for) financing activities        (271,693)       4,073,677
                                                                   -----------      -----------

          Increase (decrease) in cash and cash equivalents          (2,184,483)       1,792,955
                                                                   -----------      -----------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         6,433,565        4,640,610
                                                                   -----------      -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                             $ 4,249,082      $ 6,433,565
                                                                   ===========      ===========

Supplemental Disclosure of Cash Flow Information:

   Cash paid during the year for interest                          $   724,417      $   850,185
                                                                   ===========      ===========
   Cash paid during the year for income taxes                      $    94,434      $     5,382
                                                                   ===========      ===========

Supplemental Disclosure of Noncash Investing Activities:

   Change in unrealized gain on securities available for sale      $     5,648      $    75,430
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

  Nature of Business

   The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and the savings bank holding company laws of North Carolina. The Bank operates as a stock savings bank and its primary activities consist of obtaining deposits and providing credit in the form of one-to-four family residential loans to customers in its primary market, Anson County, North Carolina and surrounding counties. The Bank's primary regulators are the Federal Deposit Insurance Company ("FDIC") and the Administrator of North Carolina Savings Institutions Division, North Carolina Department of Commerce (the "NC Administrator"). The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC.

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

  Principles of Consolidation

   The consolidated financial statements include the accounts of Anson Bancorp, Inc. and its wholly-owned subsidiary, Anson Savings Bank, Inc. Anson Bancorp, Inc. was capitalized on June 19, 1998; therefore, the consolidated financial statements for the year ended June 30, 1998 include the operations of the Company for the period subsequent to June 19, 1998. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

  Investment Securities

   The Company accounts for investment securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, debt securities are classified upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at market value. Unrealized holding gains or losses are reported net of deferred income taxes in other comprehensive income. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. In order to qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. The Company held no trading securities at June 30, 1999 or 1998.

  Loans Receivable

   Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, the undisbursed portion of construction loans, and net deferred loan-origination fees and costs. The Bank's loan portfolio consists principally of mortgage loans collateralized by first deeds of trust primarily on single family residences, other residential property, commercial property and land.

   The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries) based on the Bank's evaluation of the potential and inherent risk of losses in its loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make evaluations, future adjustments may be necessary, if economic or other conditions differ or change substantially from the assumptions used.

  Impaired Loans

   The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market prices of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to the principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to principal then to interest income. Once the recorded principal has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amount previously charged off.

   A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of June 30, 1999 and 1998, the Company had no impaired loans.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

  Interest Income

   The Bank recognizes interest income on loans using the interest method over the contractual lives of the loans. The Bank does not record interest on loans delinquent 90 days or more unless in the opinion of management, collectibility is assured. Interest collected while the loan is in such status is credited to income in the period received. If the loan is brought to a status in which it is no longer delinquent 90 days, the reserve for uncollected interest is reversed and interest income is recognized.

  Loan-Origination Fees and Related Costs

   Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual lives of the loans, adjusted for actual prepayments.

  Premises and Equipment

   Premises and equipment are stated at cost less accumulated depreciation and amortization. Land is carried at cost for financial reporting purposes. Depreciation is computed by use of the straight-line method over the estimated useful lives of the various classes of assets which range from three to forty years. Additions and major replacements or improvements which extend the useful lives of premises and equipment are capitalized. Maintenance, repairs and minor improvements are expensed as incurred.

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

  Net Income per Common Share

   Basic earnings per share excludes dilution and it is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. For the year ended June 30, 1999, basic and diluted earnings per share are the same amounts. Earnings per share for the eleven days, June 19, 1998 to June 30, 1999, were not significant.

  Reclassifications

   Certain 1998 balance sheet accounts have been reclassified to conform to the 1999 presentation. This reclassification had no effect on net income or stockholder equity.

  Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the consolidated statement of financial condition, when it is practical to estimate the fair value. In cases when quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS 107 defines a financial instrument as cash

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

   or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Bank's common stock, premises and equipment and other assets and liabilities. Accordingly, the aggregate fair value amounts presented do not represent the underlying market value nor liquidation values of the Company.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Cash and Cash Equivalents and Short-Term Investments
     ----------------------------------------------------

        For cash and cash equivalents and short-term investments, the carrying amount is a reasonable estimate of fair value.

     Investment Securities
     ----------------------

        Fair values for securities, excluding restricted equity securities, are based on quoted market prices and dealer quotes. The carrying values of restricted equity securities approximate fair values.

     Loans Receivable
     ----------------

        Fair values of real estate loans and savings deposit loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     Interest Receivable
     -------------------

        The carrying amounts of interest receivable approximate fair values.

     Savings Deposits
     ----------------

        The fair value of savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rates used in these calculations approximates the current rates offered for deposits of similar remaining maturities.

     Commitments to Extend Credit
     ----------------------------

        The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

  Comprehensive Income

     As of July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available for sale securities,

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.


NOTE 2 - INVESTMENT SECURITIES

  Investment securities are as follows:

                                                              June 30, 1999
                                            -----------------------------------------------
                                                          Gross        Gross
                                             Amortized  Unrealized   Unrealized  Estimated
                                               Cost       Gains        Losses    Fair Value
                                            ----------  ----------  ------------ ----------
Securities held to maturity:
  U.S. Treasury and other U.S.
  Government Agency bonds:
   Due within one year                      $5,673,420  $   11,017  $    1,065  $5,683,372
                                            ----------  ----------  ----------  ----------

  Government National Mortgage
  Association Securities:
   Due after one year through five years        40,658       1,925          --      42,583
   Due after five years through
     ten years                                 448,855       2,314         379     450,790
                                            ----------  ----------  ----------  ----------

                                               489,513       4,239         379     493,373
                                            ----------  ----------  ----------  ----------

  Federal Home Loan Bank stock                 116,800          --          --     116,800
                                            ----------  ----------  ----------  ----------

  Fixed-rate, fixed-term deposits            1,500,000          --          --   1,500,000
                                            ----------  ----------  ----------  ----------

       Total                                $7,779,733  $   15,256  $    1,444  $7,793,545
                                            ==========  ==========  ==========  ==========

  Securities available for sale:
    Federal Home Loan Mortgage
     Corporation stock                      $    7,403  $  431,077  $       --  $  438,480
                                            ==========  ==========  ==========  ==========

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                            June 30, 1998
                                             ----------------------------------------------
                                                           Gross        Gross
                                             Amortized   Unrealized   Unrealized Estimated
                                                Cost       Gains        Losses   Fair Value
                                             ----------  ----------  ----------- ----------
Securities held to maturity:
  U.S. Treasury and other U.S.
  Government Agency bonds:
   Due within one year                       $3,999,579  $    5,313  $    2,078  $4,002,814
                                             ----------  ----------  ----------  ----------

  Government National Mortgage
  Association Securities:
   Due after one year through five years         42,504       1,285          --      43,789
   Due after five years through
     ten years                                   26,390       1,257          --      27,647
   Due after ten years                          596,352       9,342          --     605,694
                                             ----------  ----------  ----------  ----------

                                                665,246      11,884          --     677,130
                                             ----------  ----------  ----------  ----------

  Federal Home Loan Bank stock                  142,600          --          --     142,600
                                             ----------  ----------  ----------  ----------

  Fixed-rate, fixed-term deposits             1,500,000          --          --   1,500,000
                                             ----------  ----------  ----------  ----------

       Total                                 $6,307,425  $   17,197  $    2,078  $6,322,544
                                             ==========  ==========  ==========  ==========
Securities available for sale:
  Federal Home Loan Mortgage
   Corporation stock                         $    8,883  $  424,117  $       --  $  433,000
                                             ==========  ==========  ==========  ==========

An analysis of the unrealized holding gains on the securities available for sale and the related income tax effects as of and for the years ended June 30, 1999 and 1998 is as follows:

                                                                    Accumulated
                                                       Deferred        Other
                                         Unrealized   Income Tax   Comprehensive
                                        Holding Gain   Liability      Income
                                        ------------  -----------  -------------

    Balance, June 30, 1997              $    308,638   $(104,638)   $    204,000

     Increase in valuation allowance         115,479     (40,049)         75,430
                                         -----------    --------     -----------

    Balance, June 30, 1998                   424,117    (144,687)        279,430

     Increase in valuation allowance           6,961      (1,313)          5,648
                                         -----------    --------     -----------

    Balance, June 30, 1999              $    431,078   $(146,000)   $    285,078
                                         ===========    ========     ===========

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

 Results from sales of securities available for sale for the years ended June 30, 1999 and 1998 are as follows:

                                                                  June 30,
                                                              ---------------
                                                               1999     1998
                                                              -------  ------

    Gross proceeds from sales                                 $83,728  $    -
                                                              =======  ======

    Realized gain on sale of securities available for sale    $82,247  $    -
                                                              =======  ======

NOTE 3 - FEDERAL HOME LOAN BANK STOCK

  Federal Home Loan Bank (FHLB) stock is a required deposit with the FHLB that is classified as a restricted investment security, carried at cost and evaluated for impairment. These shares can only be sold at their par value of $100 per share and only to the FHLB or to another member institution.


NOTE 4 - LOANS RECEIVABLE

  Loans receivable are summarized as follows:

                                                                  June 30,
                                             --------------------------------------------------
                                                       1999                        1998
                                             -----------------------    -----------------------
                                                              % of                       % of
                                                Amount        Total        Amount        Total
                                             ------------    -------    ------------    -------
     Principal Balances:
      Real estate loans
         One-to-four family residential      $ 11,227,246     93.26%    $ 10,911,199     94.75%
         Nonresidential                           836,763      6.95          494,226      4.29
      Secured by deposits                          31,594      0.27           34,790      0.30
      Residential construction loans              100,000      0.83          499,247      4.34
      Installment loans to individuals             36,819      0.30               --        --
                                             ------------    ------     ------------    ------

                                               12,232,422    101.61       11,939,462    103.68
                                             ------------    ------     ------------    ------

     Allowance for loan losses                   (104,000)    (0.86)        (102,000)    (0.89)
     Undisbursed portion of construction
      loans                                       (50,019)    (0.42)        (278,928)    (2.42)
     Net deferred loan origination fees           (39,362)    (0.33)         (43,050)    (0.37)
                                             ------------    ------     ------------    ------

                                                 (193,381)    (1.61)        (423,978)    (3.68)
                                             ------------    ------     ------------    ------

                                             $ 12,039,041    100.00%    $ 11,515,484    100.00%
                                             ============    ======     ============    ======

  Loan commitments outstanding were $136,200 and $0 at June 30, 1999 and 1998, respectively. At June 30, 1999 and 1998, there were no loans that were in a nonaccrual status and there were no loans which terms had been modified in troubled debt restructuring.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

  Set forth below is an analysis of the allowance for loan losses:

                                        For the years ended June 30,
                                        ----------------------------
                                            1999           1998
                                        -------------  -------------

     Balance, beginning of year         $     102,000  $     100,000
     Loans charged-off                              -              -
     Recoveries of loans charged-off                -              -
     Provision for loan losses                  2,000          2,000
                                        -------------  -------------

     Balance, end of year               $     104,000  $     102,000
                                        =============  =============


 SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure", requires that the Bank establish a specific allowance on impaired loans and disclosure of the Bank's method of accounting for interest income on impaired loans. The Bank assesses all loans delinquent more than 90 days for impairment and such loans amounted to approximately $171,000 and $179,000 at June 30, 1999 and 1998, respectively. These loans are collateral dependent and management had determined that the underlying collateral value is in excess of the carrying amount. As a result, the Bank determined that specific allowance on these loans is not required.


NOTE 5 - PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows:

                                                     June 30,
                                               ----------------------
                                                  1999         1998
                                               ---------    ---------
     Land                                      $  30,808    $  30,808
     Land improvements                             2,774        2,774
     Building                                    562,545      562,545
     Furniture and equipment                     292,733      227,590
                                               ---------    ---------

                                                 888,860      823,717
     Less allowances for depreciation            637,462      616,052
                                               ---------    ---------

                                               $ 251,398    $ 207,665
                                               =========    =========


NOTE 6 - INTEREST RECEIVABLE

  Accrued interest receivable consisted of the following:

                                                      June 30,
                                               ----------------------
                                                 1999          1998
                                               ---------    ---------

     Accrued interest on interest bearing
       deposits and investments                $  98,081    $  92,441
     Accrued interest on loans receivable          9,364        7,717
                                               ---------    ---------

                                               $ 107,445    $ 100,158
                                               =========    =========

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 7 - COMPOSITION OF SAVINGS DEPOSITS

 The composition of savings deposits by interest rate is as follows:

                                                           June 30,
                                        ----------------------------------------------
                                                  1999                    1998
                                        ---------------------    ---------------------
                                                        % of                     % of
                                           Amount       Total       Amount       Total
                                        ------------   ------    ------------   ------
     3.25% passbook                     $  3,626,532    23.77%   $  3,551,896    23.01%
     Term certificates, 3.25%                 31,550      .20          31,291      .20
     Term certificates, 4.4% - 5.35%       9,352,383    61.96       6,736,363    43.63
     Term certificates, 5.6% - 6.1%          649,060     6.22       4,335,182    28.08
     Money market, 3.1%                      135,781      .89          93,036      .60
     Deposits greater than $100,000,
      4.4 - 6.1%                           1,426,146     6.73         648,450     4.20
                                        ------------   ------    ------------   ------
                                          15,221,452    99.77      15,396,218    99.72
     Accrued interest payable on
      deposits                                34,586      .23          43,745      .28
                                        ------------   ------    ------------   ------

                                        $ 15,256,038   100.00%   $ 15,439,963   100.00%
                                        ============   ======    ============   ======

  Scheduled maturities of certificate accounts are as follows at June 30, 1999:

     June 30,
    ---------

     2000                               $ 9,472,426
     2001                                 1,861,404
     2002                                   125,309
                                        -----------

                                        $11,459,139
                                        ===========

   The aggregate amount of certificates of deposit with a minimum denomination of $100,000 at June 30, 1999 is as follows:

           Maturity                       Amount
     -------------------                ----------

     Less than 3 months                 $  104,597
     3 to 6 months                       1,115,106
     6 to 12 months                        100,000
     More than 12 months                   106,443
                                        ----------

                                        $1,426,146
                                        ==========

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

  Interest expense on savings deposits consists of the following components for the years ended June 30:

                                                     1999        1998
                                                  ---------   ---------

     Passbook accounts                            $ 115,623   $ 125,252
     Money market accounts                            3,060       3,041
     Certificate accounts                           596,574     700,665
                                                  ---------   ---------

                                                  $ 715,257   $ 828,958
                                                  =========   =========

NOTE 8 - INCOME TAXES

  The differences between income taxes at the U.S. statutory rate and the effective income taxes as reflected in the financial statements are as follows:

                                                           June 30,
                                                    --------------------
                                                       1999       1998
                                                    ---------   --------

     Income tax expense at federal
      statutory rate of 34%                         $ 110,000   $ 57,000
     Effect of graduated income
      tax rates                                             -    (11,000)
     Other                                                  -     (5,000)
                                                    ---------   --------

                                                    $ 110,000   $ 41,000
                                                    =========   ========



  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank's deferred tax assets and deferred tax liabilities are as follows:

                                                         June 30,
                                                 -----------------------
                                                    1999         1998
                                                 -----------  ----------

     Deferred tax assets:
      Deferred revenue                           $   14,000   $   19,000
      Loan loss reserve                              35,000       40,000
                                                 ----------   ----------

         Total deferred income tax assets            49,000       59,000
                                                 ----------   ----------

     Deferred tax liabilities:
      Unrealized gain on investments                146,000      143,000
      Book basis versus tax basis for premises
       and equipment                                 12,000        9,000
      Prepaid pension                                18,000       18,000
                                                 ----------   ----------

         Total deferred income tax liabilities      176,000      170,000
                                                 ----------   ----------

         Net deferred income tax liability       $ (127,000)  $ (111,000)
                                                 ==========   ==========

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

    Legislation has been passed which repeals the "reserve" method of accounting for thrift bad debt reserves for the first tax year beginning after December 31, 1995 (the fiscal year ending June 30, 1996 for the Bank). This legislation requires all thrifts (including the Bank) to account for bad debts using either the specific charge-off method (available to all thrifts) or the experience method (available only to thrifts that qualify as "small banks", i.e. under $500 million in assets). The Bank currently uses the experience method of accounting for its tax bad debt reserves. The legislation also suspends recapture of bad debt reserves taken through 1987 (i.e., the base year reserve), but requires thrifts to recapture or repay bad debt deductions taken after 1987 over six years. As of June 30, 1998, bad debt reserves subject to recapture were not significant. As permitted under SFAS 109, no deferred tax liability is provided for approximately $1,000,000 ($340,000 approximate tax effect) of such tax bad debt reserves that arose prior to October 1, 1988.

    For state tax purposes, the Company has generated a net operating loss carryover of approximately $990,000 as interest earned from U.S. governmental sources is not taxable by the state. No provision for deferred state taxes has been accrued due to the significant loss carryover and also because the state tax losses are expected to continue in the future.


NOTE 9 - EMPLOYEE AND DIRECTOR BENEFIT PLANS

    Pension Plan

      The Bank established a noncontributory defined benefit plan in 1990 which covers substantially all employees. The plan benefits as of June 30, 1994 were frozen and the current plan benefits are based on plan years of service and the employee's compensation during the last ten years of service. The Bank's policy is to fund pension costs accrued. Pension expense for the years ended June 30, 1999 and 1998, was approximately $39,000 and $43,000, respectively. The components of pension expense are as follows:

                                                             June 30,
                                                        -------------------
                                                           1999      1998
                                                        --------   --------

     Service costs                                      $ 36,000   $ 37,000
     Interest cost on projected benefit obligation        30,000     26,000
     Return on plan assets                               (31,000)   (27,000)
     Amortization                                          4,000      7,000
                                                        --------   --------

        Net period pension cost                         $ 39,000   $ 43,000
                                                        ========   ========


    A summary of the Plan's funded status and the pension liability recognized in the Bank's financial statements at June 30, 1999 and 1998 is as follows:

                                                              June 30,
                                                        --------------------
                                                           1999      1998
                                                        ---------  ---------

     Accumulated benefit obligation                     $ 415,000  $ 353,000
                                                        =========  =========

     Plan assets at fair value                          $ 436,000  $ 367,000
                                                        =========  =========

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                             June 30,
                                                     ------------------------
                                                        1999          1998
                                                     -----------   ----------

     Projected benefit obligation for
      service rendered to date:
        Vested                                       $ (373,000)   $ (328,000)
        Additional benefits based on estimated
         future salary levels                           (67,000)      (64,000)
                                                     ----------    ----------

                                                       (440,000)     (392,000)
                                                     ----------    ----------

     Projected benefit obligation in excess
        of plan assets                                   (4,000)      (25,000)
     Unrecognized net transition liability               46,000        49,000
     Unrecognized net prior service cost gain           (58,000)      (63,000)
     Unrecognized net loss                               92,000       106,000
                                                     ----------    ----------

     Prepaid pension cost                            $   76,000    $   67,000
                                                     ==========    ==========


    Assumptions used in the actuarial calculation at June 30, 1999 and 1998 were 8% for the weighted-average discount rate and expected long-term rate of return on assets and 4% for the rate of increase in compensation levels. At June 30, 1999 and 1998, substantially all of the plan assets were invested in a certificate of deposit at the Bank.

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

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following provides a comparison of carrying amounts and the estimated fair value of the Bank's financial instruments at:

                                                                        June 30
                                                  --------------------------------------------------
                                                            1999                      1998
                                                  ------------------------  ------------------------
                                                   Carrying                  Carrying
                                                    Amount     Fair Value     Amount     Fair Value
                                                  -----------  -----------  -----------  -----------
     Financial Assets:
        Cash, interest bearing deposits,
         and federal funds sold                   $ 4,249,082  $ 4,249,082  $ 6,433,565  $ 6,433,565

     Investments:
        Securities available for sale                 438,480      438,480      433,000      433,000
        Securities held to maturity                 7,779,733    7,793,545    6,307,425    6,322,544
        Loans receivable                           12,143,041   12,223,174   11,617,484   11,912,570
        Interest receivable                           107,445      107,445      100,158      100,158

     Financial Liabilities:
        Savings deposits plus accrued interest     15,256,038   15,291,680   15,439,963   15,465,000

     Unrecognized Financial
      Instruments:
        Commitments to extend credit                  136,200      136,200            -            -

     Interest Rate Risk

         The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are more likely to prepay in a falling rate environment and less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.


NOTE 11 - RELATED PARTIES

  The Bank has entered into transactions with its officers and directors. The Bank had related party deposits of $305,398 and $199,502 at June 30, 1999 and 1998, respectively. The aggregate amount of loans to such related parties at June 30, 1999 and 1998 was $12,000 and $0, respectively. Such loans were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and do not involve more than the normal risks of collectibility.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

  Detail of the loan activity for fiscal year ended June 30, 1999 is as follows:

     Balance at June 30, 1998                           $       -
     New loans                                             87,000
     Repayment on loans                                   (75,000)
                                                        ---------

     Balance at June 30, 1999                           $  12,000
                                                        =========


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

  Existing credit and commitments are reviewed continually to ensure there is no deterioration in the creditworthiness of the borrower. Outstanding commitments at June 30, 1999 and 1998 were $136,200 and $0, respectively. Collateral held is obtained based on management's credit evaluation of the customer and generally includes either real property or savings deposits.


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

    The FDIC requires the Bank to have a minimum leverage ratio of Tier I Capital (principally consisting of retained earnings and any future common stockholders' equity, less any intangible assets) to total assets of at least 3%, provided the FDIC determines that the Bank is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, is considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. All other institutions which do not meet the aforementioned standards are

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


    required to maintain a Tier I capital ratio of 3% plus at least an additional 100 to 200 basis points and therefore are required to maintain a ratio of Tier 1 capital to total assets of not less than 4%. The FDIC also requires the Bank to have a ratio of total capital to risk-weighted assets of 8%, of which at least 4% must be in the form of Tier I capital. The state regulations require a net worth equal to at least 5% of total assets.

    As shown below, at June 30, 1999 the Bank complied with all the capital requirements described above and the Bank also met all of the requirements to be classified as well-capitalized.

                                                    Leverage
                                                    Ratio of   Tier I Risk-                     N.C.
                                                     Tier I     Adjusted      Risk-Based    Savings Bank
                                                    Capital      Capital        Capital       Capital
                                                  -----------  -----------    -----------   ------------
    Consolidated stockholders' equity             $ 9,504,911  $ 9,504,911    $ 9,504,911   $ 9,504,911
    Separate equity of Anson
     Bancorp, Inc.                                 (2,698,117)  (2,698,117)    (2,698,117)   (2,698,117)
    Unrealized gain on securities                    (285,078)    (285,078)      (285,078)     (285,078)
    Loan loss allowance                                     -            -        104,000       104,000
                                                   ----------   ----------     ----------    ----------

     Regulatory capital                             6,521,716    6,521,716      6,625,716     6,625,716

    Minimum capital requirement                       665,000      379,000        758,000     1,113,000
                                                   ----------   ----------     ----------    ----------

     Excess regulatory capital                    $ 5,856,716  $ 6,142,716    $ 5,867,716   $ 5,512,716
                                                   ==========   ==========     ==========    ==========

    Total Bank-only assets at June 30,  1999                                                $22,265,000

    Average Bank-only assets for the
     quarter ended June 30, 1999                  $22,165,000

    Risk weighted Bank-only assets
     at June 30, 1999                                          $ 9,480,000    $ 9,480,000

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

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

    Subject to applicable law, the Board of Directors of Anson Savings and the Company may each provide for the payment of dividends. Future declaration of cash dividends, if any, by the Company may depend upon dividend payments by the Bank to the Company. Subject to regulations promulgated by the NC Administrator, the Bank will be permitted to pay dividends on its common stock if its stockholders' equity would not be reduced below the amount required for the liquidation account or its capital requirement.

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


NOTE 14 - RECENTLY ISSUED ACCOUNTING STANDARDS

    In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, which requires recording all derivative instruments as assets or liabilities measured at fair value. This new standard is effective for fiscal years beginning after June 15, 2000 and the Company does not plan to adopt this standard at an earlier date. Management does not believe the impact of adopting SFAS No. 133 will be material to the Company's consolidated financial statements as the Company has no investments in derivative instruments.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY FINANCIAL DATA

 The following is a summary of the condensed financial statements of Anson Bancorp, Inc. as of and for the year ended June 30, 1999:

                   Condensed Statement of Financial Condition
                                  June 30, 1999
                                 (In Thousands)

    Assets:
     Cash and cash equivalents                                          $     1
     Investments held to maturity                                         2,654
     Interest receivable                                                     41
     Dividends receivable from bank subsidiary                               35
     Investment in Anson Savings Bank, Inc.                               6,788
                                                                        -------

                                                                        $ 9,519
                                                                        =======
    Liabilities and Stockholders' Equity:
     Liabilities - accounts payable                                     $    14
     Stockholders' equity
        Common stock                                                      5,425
        Retained earnings                                                 3,795
        Unrealized gain on available for sale securities, net of tax        285
                                                                        -------

                                                                        $ 9,519
                                                                        =======



                          Condensed Statement of Income
                        For the Year Ended June 30, 1999
                                 (In Thousands)

    Equity in earnings of subsidiary                                    $   153
    Interest income                                                         138
    Operating expenses                                                      (61)
                                                                        -------

        Net income before taxes                                             230

    Income taxes                                                             25
                                                                        -------

        Net income                                                      $   205
                                                                        =======

                       ANSON BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                        Condensed Statement of Cash Flows
                        For the Year Ended June 30, 1999
                                 (In Thousands)

Cash flows from operating activities:
    Net income                                                   $  205
    Equity in earnings of Anson Savings Bank                       (153)
    Changes in assets and liabilities
     Interest and dividend receivable                               (41)
     Accounts payable                                               (33)
                                                                 ------

        Net cash used for operating activities                      (22)
                                                                 ------

 Cash flows from investing activities:
    Purchase of securities                                       (2,654)
                                                                 ------

        Net cash used for investing activities                   (2,654)
                                                                 ------

 Cash flows from financing activities:
    Dividends paid                                                  (88)
                                                                 ------

        Net cash used for financing activities                      (88)
                                                                 ------

        Net decrease in cash                                     (2,764)

 Cash, Beginning of Year                                          2,765
                                                                 ------

 Cash, End of Year                                               $    1
                                                                 ======



NOTE 16 - SUBSEQUENT EVENTS

 Proposed Sale of the Company

    On August 3, 1999, Anson Bancorp, Inc. entered into an agreement to sell the Company to Uwharrie Capital Corporation in a cash transaction for $17.30 per share of Anson Bancorp, Inc. stock. The sale is contingent upon regulatory and stockholder approval and is anticipated to be completed no later than January 31, 2000.

 Curtailment of Defined Benefit Plan

    On August 3, 1999, the Board of Directors elected to cease future benefit accruals under the Company's defined benefit plan. The curtailment will be performed in accordance with ERISA standards and all participants will be 100% vested. It is estimated that the cost to curtail the plan will be approximately $200,000 and this charge will effect the earnings of the Company during the fiscal year 2000.

                       ANSON BANCORP, INC. AND SUBSIDIARY
                             CORPORATE INFORMATION

--------------------------------------------------------------------------------

                       ANSON BANCORP, INC. AND SUBSIDIARY
                             CORPORATE INFORMATION

--------------------------------------------------------------------------------

                            Common Stock Information

On June 19, 1998, the Company issued 585,124 shares of common stock. The Company's common stock is traded on the over the counter market with quotations available through the OTC Electronic Bulletin Board under the symbol "ANSN" and began trading on June 22, 1998. At June 30, 1999, there were approximately 234 stockholders of record, not including the numbers of persons or entities where stock is held in nominee or "street" name through various brokerage firms or banks. Based upon information provided to management by certain securities firms effecting transactions in the common stock, the table below gives the high and low bids for common stock for each quarter of the Company's fiscal year ended June 30, 1999.

         July 1, 1998 to June 30, 1999        High Bid     Low Bid
         -----------------------------        ---------    --------

         First Quarter                        $ 12.3750    $ 10.625
         Second Quarter                       $ 10.9375    $  9.750
         Third Quarter                        $ 11.0000    $  9.750
         Fourth Quarter                       $ 11.0000    $  9.250

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The Company paid dividends of $ 0.15 per share for the year ended June 30, 1999.


                                   Disclaimer

This annual report has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.